
10010130

Bassett®

2009 ANNUAL REPORT

TO OUR SHAREHOLDERS

As you are well aware, 2009 was the most difficult year for the U. S. economy and the furniture industry in decades. Driven by historic low levels of consumer confidence and an extremely depressed housing market, comparable retail furniture store sales dropped by double digits across the sector. Until consumers begin to feel significantly better about the state of the economy and their jobs, companies must continue to concentrate on finding ways to successfully operate at reduced sales levels. To that end, Bassett made progress in 2009 and will continue a similar path in 2010.

Net sales fell by 19% to $233 million in 2009 as compared to $288 million in 2008. For the year, the Company reported a net loss of $22.7 million as compared to a loss of $40.4 million in 2008. Both years include several significant charges to income that are detailed within this report.

In addition to the aforementioned sales environment, 2009 was characterized by our all-out focus on the generation and preservation of cash. Falling sales put extreme pressure on the cash flow of all of our customers, most notably our Bassett Home Furnishings licensees. Consequently, we "managed the business for cash" and continue to do so today. Here are some examples:

- The Company generated $4.2 million of operating cash flow, a $19.0 million improvement from 2008
- Inventories were reduced by $9.0 million, or 21%
- Long term bank debt was reduced by 21%
- Through cash generation and a partial liquidation of the Company's investment portfolio, cash and equivalents increased by $19.4 million to $23.2 million.

This strategy was designed to protect the Company's balance sheet and sacrifices were made to do so. Once again, we significantly reduced headcount. Major components of our employee benefit program were curtailed or adjusted. And, as you know, our dividend was suspended after a 74 year run. We hope that such measures are temporary, but believe they remain necessary while this challenging economic environment persists.

Results from our corporate store network markedly improved in 2009, particularly during the second half. Comparable store losses were reduced by 36%, or $2.3 million. From the outside, it is somewhat difficult to track our corporate store performance because of our ever fluctuating store count, which in turn impacts our results. Nevertheless, we ended 2009 with 36 corporately owned stores, including nine licensee stores that were acquired and four that were closed during the course of the year. Looking forward, the Company will continue to acquire licensee stores when that course of action represents the most sensible business outcome.

On the licensee side, seven stores were closed. The year ended with a total of 104 Bassett Home Furnishings stores in operation – 68 licensed and 36 corporate. The recession continued to compromise the quality of licensee store accounts receivables, causing the Company to record an additional $15.2 million in bad debt and notes receivable valuation charges. The ongoing management of licensee receivables remains a major focus today. Our goal of curtailing further exposure on an account by account basis was largely accomplished during the second half of the year. Although the Company will realize additional bad debt charges in 2010, the magnitude should be much less than what has been experienced over the past 24 months. Furthermore, we are committed to limiting any additional cash exposure to certain licensees.

In addition to improving our corporate retail store program, 2009 marked a concerted effort to begin to grow complementary independent furniture store business in areas where we do not operate stores. This initiative can potentially stem the overall top line attrition that we have been fighting since the furniture slump began in the second half of 2006. For the first time in several years, we grew our non-store volume in the fourth quarter of 2009. We will continue to emphasize improvement in these channels in 2010 as we believe this blended approach provides the best means for us to effectively distribute our products throughout all regions of the United States.

Despite the tough sales climate, our operations team turned in a solid performance in 2009. While facing shortened work schedules month after month, we were able to improve wholesale gross margins by 30 basis points to 29.6% of sales. For the first time ever, shipments of upholstered furniture exceeded wood products. The introduction of our new CU2 and Custom Classics upholstery programs produced immediate retail sales and further underscored our industry leadings service capabilities in this category. Our Bassett Fiberboard facility closed at year end after 42 years of operation. The demise of the great majority of the U. S. casegood business eventually compromised the viability of this historically profitable division of the Company.

We are hoping for but not counting on an improvement in furniture sales in 2010. To date, we have not seen signs of sustained improvement in the overall health of the industry. Once again, the Company will stay the course of strong balance sheet focus while attempting to aggressively garner all of the market share that we can take.

In closing, I thank our Board of Directors, our Shareholders, our associates, and our customers for their contributions and support of Bassett in 2009.



Robert H. Spilman, Jr.
President & CEO

FINANCIAL SUMMARY

Fiscal Years Ended November

	2009	2008	2007
INCOME STATEMENT DATA			
Net Sales	$232,722	$288,298	$295,384
Net Loss	(22,699)	(40,355)	(9,910)
PER SHARE DATA			
Diluted Loss Per Share	$(1.99)	$(3.46)	$(0.84)
Cash Dividends Per Share	-	1.50	0.80
Book Value Per Share	9.63	11.40	16.50
BALANCE SHEET DATA			
Cash	$23,221	$3,777	$3,538
Investments	14,931	35,060	76,924
Total Assets	216,229	243,825	$310,703
Long-Term Debt	31,953	40,346	28,850
Stockholders' Equity	110,334	130,179	194,852

Dollars in thousands except per share amounts

Bassett®

Management's Discussion and Analysis

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Management's Discussion and Analysis of Financial Condition and Results of Operations
(In thousands, except per share data)

Overview

Bassett Furniture Industries, Incorporated (together with its consolidated subsidiaries, "Bassett", "we", "our" or the "Company"), based in Bassett, Va., is a leading vertically integrated manufacturer, importer and retailer of high quality, mid-priced home furnishings. With more than 100 Bassett Home Furnishings and Bassett Furniture Direct stores, we have leveraged our strong brand name in furniture into a network of licensed and corporate stores that focus on providing consumers with a friendly environment for buying furniture and accessories. We created our store program in 1997 to provide a single source home furnishings retail store that provides a unique combination of stylish, quality furniture and accessories with a high level of customer service. The store features custom order furniture ready for delivery in less than 30 days, more than 1,000 upholstery fabrics, free in-home design visits, and perfectly coordinated decorating accessories. We believe that our capabilities in custom furniture have become unmatched in recent years. Our manufacturing team takes great pride in the breadth of their options, the precision of their craftsmanship, and the speed of their delivery. The selling philosophy in the stores is based on building strong long term relationships with each customer. Sales people are referred to as Design Consultants and are each trained to evaluate customer needs and ultimately solve their decorating problems.

Our store network included 68 licensee-owned stores and 36 Company-owned and operated stores at the end of 2009. The following table summarizes the changes in store count during fiscal 2009:

	November 29, 2008	Closures	Transfers	November 28, 2009
Licensee-owned stores	84	(7)	(9)	68
Company-owned stores	31	(4)	9	36
Total	115	(11)	—	104

In order to reach markets that can not be effectively served by our retail store network, we also distribute our products through other multi-line furniture stores, many of which feature Bassett galleries or design centers. Bassettbaby® cribs and casegoods are sold through specialty stores and mass merchants. We believe this blended strategy provides us the greatest ability to effectively distribute our products throughout the United States and ultimately gain market share.

Our wholesale operations include an upholstery plant in Newton, North Carolina that produces a wide range of upholstered furniture. We also operate a custom dining manufacturing facility in Martinsville, Va. Most of our wood furniture and certain of our upholstery offerings are sourced through several foreign plants, primarily in China and Vietnam. We define imported product as fully finished product that is sourced internationally. For fiscal 2009, approximately 51% of our wholesale sales were of imported product compared to 55% for fiscal 2008.

Overall conditions for our industry and our Company have been difficult over the past several years and have persisted throughout 2009. New housing starts are down significantly and consumers continue to be faced with general economic uncertainty fueled by difficult consumer credit markets and lagging consumer confidence. All of these factors have significantly impacted "big ticket" consumer purchases such as furniture. Consequently, this has put pressure on certain of our dealers' ability to generate adequate profits to fully pay us for the furniture we have sold to them. As a result, we incurred significantly increased bad debt and notes receivable valuation charges during the second half of 2008 as well as during 2009. Although management will continue to work closely with our licensees to ensure the success of both the licensee and Bassett, further store closures are likely during 2010 and could result in lease exit charges or increases in our lease guarantee reserve. We also are likely to increase the number of Company-owned stores during 2010, through acquisitions of certain licensee-owned stores and, potentially, through targeted new store openings.

(in thousands, except share and per share data)

Given the difficult and somewhat unprecedented environment, we have had no choice but to take several important actions aimed at improving our results and liquidity in the short-term. These include:

- Aggressively working with certain licensees to close those stores that are underperforming, thereby limiting further exposure in our accounts receivable.
- Reducing our inventory levels to improve working capital and cash flow.
- Right-sizing our expense structure in both our wholesale and corporate retail divisions.
- Suspending our quarterly dividend.
- Delaying certain capital expenditures.

We will also continue to work diligently with our network of licensees to improve their operating results. With the existing and planned improvements in our retail program and our strong balance sheet, we believe we are well positioned not only to survive these turbulent times, but also to gain market share as some of our competitors exit the industry.

As we continually monitor our business relationships with our licensees, we may determine from time to time that it is in our best interest to acquire a licensee's operations in order to mitigate certain risks associated with the poor performance or potential failure of a licensee. Such risks include loss of receivables or underlying collateral, potential impairment of the value of our investments in real estate used by a licensee or exposure to contingent liabilities under lease guarantees, and potential harm to our market share and brand integrity within a licensee's market. In addition, we are sometimes approached by our licensees to acquire all or certain stores operated by the licensee. We evaluate such opportunities considering, among other things, the viability of the market and our participation in the store real estate.

Subsequent to November 28, 2009, we acquired the operations of seven retail stores from licensees. Funding for the acquisitions was primarily through the exchange of existing accounts receivable for net assets acquired. Although the final purchase price allocations are incomplete, we do not anticipate recognizing any goodwill as a result of these transactions. With respect to two of the acquired stores which were previously operated by a single licensee, our decision to acquire ownership of the stores in early February 2010 came as the result of circumstances which developed during December 2009 and January 2010 which raised substantial doubt as to the licensee's ability to pay amounts owed to us. Accordingly, we anticipate recording additional bad debt charges of approximately $1,000 to $1,500 during the first quarter of fiscal 2010 associated with this licensee.

Analysis of Operations

Our fiscal year ends on the Saturday closest to November 30, which periodically results in a 53-week year. Fiscal 2008 contained 53 weeks. Net sales, gross profit, selling, general and administrative (SG&A) expense, and operating income (loss) were as follows for the years ended November 28, 2009, November 29, 2008 and November 24, 2007:

	2009		2008		2007	
Net sales	$232,722	100.0%	$288,298	100.0%	$295,384	100.0%
Gross profit	102,840	44.2%	114,899	39.9%	100,383	34.0%
SG&A (1)	103,789	44.6%	116,576	40.4%	108,587	36.8%
Bad debt and notes receivable valuation charges	15,205	6.5%	11,769	4.1%	3,852	1.3%
Unusual charges, net	3,794	1.6%	3,008	1.0%	7,860	2.7%
Loss from operations	$ (19,948)	-8.6%	$ (16,454)	-5.7%	$ (19,916)	-6.7%

(1)—For comparability purposes, we have presented our selling, general and administrative expenses above without consideration of the effects of the bad debt and notes receivable valuation charges.

(in thousands, except share and per share data)

Sales for fiscal 2009 were $232,722 as compared to $288,298 for 2008 and $295,384 for 2007, representing decreases of 19.3% and 2.4%, respectively. These shortfalls are primarily due to continued soft furniture retail conditions, which have impacted both retail sales and wholesale shipments in both 2009 and 2008. Our consolidated net sales by segment were as follows:

	2009	2008	2007
Wholesale	$179,534	$242,094	$247,676
Retail	105,378	97,176	89,837
Inter-company elimination	(52,190)	(50,972)	(42,129)
Consolidated net sales	$232,722	$288,298	$295,384

Gross margins for 2009, 2008, and 2007 were 44.2%, 39.9%, and 34.0%, respectively. The margin increases result primarily from a greater mix of sales being through the retail segment as well as improved margins in both the wholesale and retail segments. Selling, general and administrative expenses, excluding bad debt and notes receivable valuation charges, decreased $12,787 in 2009 as compared to 2008 due to the reduction of administrative overhead and a general trend toward lower spending. Bad debt and notes receivable valuation charges increased due to store closings (both completed and planned) and the prolonged weak retail environment that is affecting our licensed retail network.

The operating loss we reported in 2009, exclusive of the impairment charges, is primarily due to losses incurred by our retail segment and to the reserves recorded for bad debts related to sales to certain licensee stores within our wholesale segment. These losses reflect both the deteriorating home furnishings retail environment and the shortfall between the amount of sales required to breakeven on an average per store basis and the amount of sales that were actually written and delivered. We continue to take actions to improve per store sales performance including adding new more value-oriented product offerings, strengthening its design and sales talent, and incorporating elements of the new store prototype into more of its stores. In addition, we are closing underperforming stores that we do not believe will be able to meet their required breakeven sales levels. Further, we have reduced the cost and expense structure of our wholesale segment to reflect this lower level of sales and the reduced number of stores in the total network. We have begun to see the benefits of these efforts during the latter part of 2009, generating income from operations of $243 during the quarter ended November 28, 2009, as compared to a loss from operations of $(9,804) for the quarter ended November 29, 2008.

(in thousands, except share and per share data)

Certain items affecting comparability between periods are noted below in "Investment and Real Estate Segment and Other Items Affecting Net Income (Loss)".

Our operating results were negatively or (positively) impacted by certain restructuring and non-recurring items as detailed below:

	2009	2008	2007
Income from Continued Dumping & Subsidy Offset Act	$(1,627)	$(2,122)	$(2,135)
Restructuring, impaired asset charges and unusual gains, net			
Impairment of goodwill	532	3,548	—
Impairment of leasehold improvements	1,068	624	975
Impairment of other intangibles	—	240	—
Asset impairment charge associated with plant closures	485	—	3,609
Supply contract termination costs associated with fiberboard plant closure	408	—	—
Severance	494	—	960
Gain on sale of the company airplane	—	(1,342)	—
Lease exit costs	2,434	642	2,297
Proxy defense costs	—	1,418	—
LRG settlement and debt restructuring	—	—	2,154
	$ 3,794	$ 3,008	$ 7,860

Fiscal 2009

In 2009, we recorded non-cash asset impairment charges of $1,068 for the write-off of the remaining leasehold improvements for our Arlington, Texas and Alpharetta, Georgia retail stores as well as the closure of our retail office in Greensboro, North Carolina. Also included in that amount was a non-cash charge to write-down the carrying value of our long-lived assets associated with an underperforming retail location.

We recorded non-cash charges of $2,434 for lease exit costs related to the closure of the leased facilities noted above (see also Note 16 to the consolidated financial statements for further discussion).

We recorded a non-cash charge of $532 for the write-off of goodwill associated with store acquisitions in 2008 (see also Note 10 to the consolidated financial statements for further discussion).

We recorded a $485 non-cash charge to write-down the value of the property and equipment as a result of the fiberboard plant closure in the fourth quarter of 2009. In addition, we recorded a $408 charge associated with the termination of a power supply contract for the fiberboard plant. This amount will be paid out over fiscal 2010 in monthly installments.

Lastly, we recorded severance charges of $320 associated with a reduction in workforce announced in March 2009 and $174 associated with the fiberboard plant closure.

Fiscal 2008

During the fourth quarter of fiscal 2008, we recorded a $3,548 charge for the impairment of goodwill related to our wholesale reporting unit (see also Note 16 to the consolidated financial statements for further discussion). We also recorded an additional impairment charge of $240 related to other intangibles. During fiscal 2008, we also recorded a $624 charge to write-off the leasehold improvements and a $642 charge for lease exit costs related to the closure of a corporate retail store. As part of our cost-cutting efforts, we sold our former airplane for $2,092 and recorded a gain of $1,342. Finally, we incurred legal and other expenses of $1,418 related to the proxy contest with Costa Brava Partnership III L.P. during the second quarter of fiscal 2008.

(in thousands, except share and per share data)

Fiscal 2007

During the first quarter of fiscal 2007, we made the decision to cease operations at our wood manufacturing facility in Bassett, Virginia. The closure of the 323,000 square foot facility was completed in June 2007 and affected approximately 280 employees. We have sourced the majority of the products previously produced at this facility from overseas suppliers, continued to produce certain custom bedroom products domestically and discontinued providing certain slower selling items. As a result of this decision, we recorded a $3,609 charge to write down the value of the plant and equipment and a $960 charge for severance benefits. We have disbursed all of the severance benefits.

During fiscal 2007, we also reduced our leased showroom space in the International Home Furnishings Center ("IHFC") by approximately 60% and recorded a $975 charge to write-off the net book value of the corresponding capitalized tenant improvements.

As part of our expense reduction initiatives, we concluded during fiscal 2007 that four of our leased store locations would no longer be used by us as retail furniture locations. We have finalized sublease agreements for two of the stores thereby reducing our future cash outlays. Although no sublessee has been identified for the other store leases, we are actively marketing these locations. We recorded a $2,297 charge to recognize the future obligations associated with the leases, net of estimated sublease income.

During the fourth quarter of fiscal 2007, we recorded a pretax charge of $2,154 related to a settlement and debt restructuring with the minority interest partners of LRG Furniture, LLC. This $2,154 liability bears interest at 6.0% and is payable quarterly with principal amounts ranging from $50 to $75 depending on available cash flow, as defined, from LRG. As part of the settlement, we purchased the remaining 20% interest in LRG for an additional $100. In conjunction with the settlement and debt restructuring, we recorded a tax charge of $2,383 associated with the write-off of deferred taxes due to the termination of the LRG partnership.

Segment Information

We have strategically aligned our business into three reportable segments as described below:

Wholesale. The wholesale home furnishings segment is involved principally in the design, manufacture, sourcing, sale and distribution of furniture products to a network of Bassett stores (licensee-owned stores and Company-owned retail stores) and independent furniture retailers. Our wholesale segment includes our wood and upholstery operations as well as all corporate selling, general and administrative expenses, including those corporate expenses related to both Company- and licensee-owned stores. We eliminate the sales between our wholesale and retail segments as well as the imbedded profit in the retail inventory for the consolidated presentation in our financial statements.

- **Retail—Company-owned Stores.** Our retail segment consists of Company-owned stores and includes the revenues, expenses, assets and liabilities (including real estate) and capital expenditures directly related to these stores.
- **Investments and Real Estate.** Our investments and real estate segment consists of our investments in the Bassett Industries Alternative Asset Fund L.P. ("Alternative Asset Fund"), marketable securities investments, equity investments in IHFC and Zenith, and retail real estate related to licensee stores.

The Alternative Asset Fund commenced on July 1, 1998, with Private Advisors, L.L.C. as the general partner (the "General Partner"). We and the General Partner were the only two partners. The objective of the Alternative Asset Fund was to achieve consistent positive returns, while attempting to reduce risk and volatility, by placing its capital with a variety of hedge funds and experienced portfolio managers. The Alternative Asset Fund included investments in various other private limited partnerships, which contain contractual commitments with elements of market risk. In Fiscal 2008, we

(in thousands, except share and per share data)

requested our general partner to attempt to liquidate all of our investments in the Alternative Asset Fund. During fiscal 2009 and 2008, we received $19,258, and $23,250, respectively, for liquidations associated with various investments in the Fund. As of November 28, 2009, the Fund held only a $749 investment in the DB Zwirn Special Opportunities Fund, L.P., along with some remaining cash to be distributed in early 2010. Due to the level of the remaining assets in the Fund, the Company and Private Advisors, L.L.C. dissolved the partnership effective December 31, 2009 and the Fund's remaining investment interest in the DB Zwirn fund was transferred to the Company.

Wholesale Segment

Net sales, gross profit, selling, general and administrative (SG&A) expense, and operating income (loss) for our Wholesale Segment were as follows for the years ended November 28, 2009, November 29, 2008 and November 24, 2007:

	2009		2008		2007	
Net sales	$179,534	100.0%	$242,094	100.0%	$247,676	100.0%
Gross profit	53,225	29.6%	70,940	29.3%	60,471	24.4%
SG&A (1)	47,120	26.2%	62,276	25.7%	57,583	23.2%
Bad debt and notes receivable valuation charges	15,205	8.5%	11,769	4.9%	3,852	1.6%
Income (loss) from operations	$ (9,100)	-5.1%	$ (3,105)	-1.3%	$ (964)	-0.4%

(1)—For comparability purposes, we have presented our selling, general and administrative expenses above without consideration of the effects of the bad debt and notes receivable valuation charges.

Wholesale shipments by category for the last three fiscal years are summarized below:

	2009		2008		2007	
Wood	$ 89,428	49.8%	$128,678	53.2%	$137,045	55.3%
Upholstery	87,652	48.8%	109,944	45.4%	108,312	43.7%
Other	2,454	1.4%	3,472	1.4%	2,319	0.9%
Total	$179,534	100.0%	$242,094	100.0%	$247,676	100.0%

Fiscal 2009 as Compared to Fiscal 2008

Net sales for the wholesale segment were $179,534 for fiscal 2009 as compared to $242,094 for fiscal 2008, a decrease of 25.8%. Gross margins for the wholesale segment were 29.6% for fiscal 2009 as compared to 29.3% for fiscal 2008. This increase is primarily due to increased margins on our upholstered furniture due to its custom nature, largely offset by lower realized margins on our wood furniture and certain discount programs designed to sell more furniture. Upholstered furniture also comprised 48.8% of our total shipments in fiscal 2009 as compared to 45.4% in fiscal 2008. Wholesale SG&A, excluding bad debt and notes receivable valuation charges, decreased $15,156 for fiscal 2009 as compared to fiscal 2008 due primarily to a decrease in wholesale spending due to lower sales and continued cost cutting measures. We recorded $15,205 of bad debt and notes receivable valuation charges for fiscal 2009, as compared to $11,769 during fiscal 2008, as our licensees have struggled to pay for the furniture shipped to them in this prolonged and severe recessionary environment. In addition, fiscal 2009 included an additional $1,936 in bad debt and notes receivable valuation charges related to periods prior to 2009 as a result of the change in accounting policies and processes pursuant to our restatement of Form 10-Q for the quarter ended February 28, 2009. See Note 2 to the consolidated financial statements.

(in thousands, except share and per share data)

Fiscal 2008 as Compared to Fiscal 2007

In fiscal 2008, net sales for the wholesale segment decreased 2.3% to $ 242,094. The fiscal 2008 and fiscal 2007 reported sales increased by $16,382 and $5,232, respectively, as a result of a change in business practice with respect to freight charges on wholesale deliveries. In July 2007, we began invoicing customers on a fully landed basis such that the dealer invoice price includes the freight charge for delivery. Excluding this change, net sales decreased 6.9% in fiscal 2008. Approximately 55% of wholesale shipments during fiscal 2008 were imported products compared to 49% for fiscal 2007. Gross margins for the wholesale segment were 29.3% for fiscal 2008 as compared to 24.4% in fiscal 2007. Excluding the effects of the business change described above, gross margins for fiscal 2008 and fiscal 2007 would have been 24.2% and 22.8%, respectively, a 1.4 percentage point increase over fiscal 2007. The increase in gross margins is primarily due to an improved product mix associated with increased imported products which carry a higher margin and the absence of the significant wind down costs incurred in fiscal 2007 related to the closing of the Bassett plant.

In fiscal 2008 selling, general and administrative expenses increased $4,693 or 8.1%. This increase is primarily due to the business change regarding freight charges described above. Excluding the effects of this change, selling, general and administrative expenses decreased $6,457 or 12.3%, primarily due to lower spending as we continued to adjust our cost structure to match the size of the operations. Bad debt expense increased significantly due to completed and planned store closings as certain of our licensee-owned stores continued to be impacted by the deteriorating retail environment, strained credit markets, and lower consumer confidence.

Retail Segment—Company Owned Stores

Net sales, gross profit, selling, general and administrative (SG&A) expense, and operating income (loss) for our Retail Segment were as follows for the years ended November 28, 2009, November 29, 2008 and November 24, 2007:

	2009		2008		2007	
Net sales	$105,378	100.0%	$ 97,176	100.0%	$ 89,837	100.0%
Gross profit	49,550	47.0%	44,516	45.8%	40,230	44.8%
SG&A	57,681	54.7%	54,822	56.4%	51,556	57.4%
Loss from operations	$ (8,131)	-7.7%	$(10,306)	-10.6%	$(11,326)	-12.6%

Fiscal 2009 as Compared to Fiscal 2008

Our Company-owned store network had sales of $105,378 in fiscal 2009 as compared to $97,176 in fiscal 2008, an increase of $8,202, or 8.4%. This increase was comprised of a $19,549 increase from stores acquired during 2009, offset by a $7,178 decrease from stores closed during 2009 and a $4,169, or 4.9%, decrease from a decline in comparable store sales (stores open all of both fiscal 2009 and 2008). Gross margins for fiscal 2009 increased 1.2 percentage points due to improved pricing and promotional strategies, partially offset by reduced margins from our inventory reduction sale during the third quarter of 2009. SG&A increased $2,859 primarily due to corporate store acquisitions, partially offset by continued cost containment efforts. As part of the store acquisitions during fiscal 2009, we did not acquire the existing delivery backlog at the time of acquisition for certain of the stores. Consequently, we incurred significant SG&A expenses (rent and administrative payroll) without a commensurate level of delivered sales. On a comparable store basis, our operating loss was reduced by 36.3% to $3,968, primarily due to lower SG&A spending resulting from lower sales and our cost-containment efforts. We believe that the combination of new product introductions, store prototype retrofits, better hiring and training of design consultants and continued improved marketing efforts will lead to the further improvement in retail operating results.

(in thousands, except share and per share data)

Fiscal 2008 as Compared to Fiscal 2007

In fiscal 2008 net sales for the retail segment increased 8.2% to $97,176. These sales increases have primarily resulted from additional Company-owned stores and a 2% increase in comparable store sales. The comparable store sales increases were primarily driven by progress in our Dallas market, the benefits of store consolidation in upstate New York, and increased sales in our Pineville, NC store which we believe were driven by its conversion to the new store prototype. Gross margins for Company-owned stores in fiscal 2008 increased to 45.8% from 44.8% in fiscal 2007 as a result of improved pricing and promotional strategies.

Selling, general and administrative expenses increased $3,266 or 6.3% in fiscal 2008 over fiscal 2007. The increase is a result of corporate store acquisitions. The operating loss from Company-owned stores improved by $1,020 or 9.0% in fiscal 2008. For the 24 comparable corporate stores, we reduced our operating losses by approximately 10% over fiscal 2007. Our retail segment includes the expenses of retail real estate utilized by Company-owned retail stores. Rental income and expenses from our properties utilized by independent licensees and partnership licensees are included in our investment and real estate segment.

Investment and Real Estate Segment and Other Items Affecting Net Income (Loss)

Although our Investment and Real Estate segment does not have operating earnings, income from the segment is included in income from investments in our consolidated statements of operations. Our equity investment in IHFC is not included in the identifiable assets of this segment since it is included in the long-term liabilities section of our consolidated balance sheet. Other income and expense items for fiscal 2009, 2008 and 2007 are as follows:

	2009	2008	2007
Loss from Alternative Asset Fund	$(2,730)	$(5,385)	$ 3,024
Income from marketable securities	764	1,447	2,897
Other than temporary impairment of investments	(1,255)	(3,296)	—
Income from unconsolidated affiliated companies, net	5,067	6,300	5,298
Interest expense	(3,699)	(4,021)	(3,671)
Loan and lease guarantee expense	(2,834)	(527)	(326)
Other	182	(1,474)	(1,275)
Other income (loss), net	$(4,505)	$(6,956)	$ 5,947

The Alternative Asset Fund recorded a loss of $2,729 for fiscal 2009 as compared to a loss of $5,385 and a gain of $3,024 in fiscal 2008 and fiscal 2007, respectively. The continued losses in 2009 primarily relate to the Fund's investment in the DB Zwirn Special Opportunities Fund. The General Partner has advised us that this decrease is due to the magnitude of the level of redemption requests, which are requiring the fund to totally liquidate all of its underlying holdings at less than favorable values.

We review our marketable securities to determine whether a decline in fair value of a security below the cost basis is other than temporary. Should the decline be considered other than temporary, we write down the cost basis of the security and include the loss in current earnings as opposed to recording an unrealized holding loss. Due to the decline in the financial markets during fiscal 2008 and into the first quarter of fiscal 2009, many of our holdings sustained significant losses. Consequently, we recorded $1,255 and $3,296 in other than temporary losses in our consolidated statement of operations in fiscal 2009 and fiscal 2008, respectively.

Income from unconsolidated affiliated companies, net includes income from our investment in IHFC as well as income (loss) from our other equity method investments, Zenith Freight Lines, LLC ("Zenith") and BDF Northeast, LLC ("BFDNE"). On February 28, 2007, we entered into an agreement with BFDNE whereby we

(in thousands, except share and per share data)

contributed our 30% interest in BFDNE to BFDNE in exchange for certain assets (primarily inventory and leasehold improvements) of BFDNE's two stores in Boston, Massachusetts. We recognized income (loss) from IHFC, Zenith and BFDNE as follows:

	2009	2008	2007
IHFC	$4,705	$6,424	$6,316
Zenith	362	(124)	(422)
BFDNE	—	—	(596)
	$5,067	$6,300	$5,298

Loan and lease guarantee expense consists of adjustments to our reserves for the net amount of our estimated losses on loan and lease guarantees that we have entered into on behalf of our licensees. We recognized expense of $2,834 and $527 for fiscal 2009 and 2008, respectively, to reflect the changes in our estimates of the additional risk that we may have to assume the underlying obligations with respect to our guarantees.

Other for fiscal 2009 includes income of $2,284 associated with the receipt of death benefits from life insurance policies associated with our Supplemental Executive Retirement Income Plan, partially offset by costs and expenses related to our real estate investments that support our licensees.

Provision for Income taxes

We recorded an income tax provision (benefit) of $(1,754), $16,945 and $(4,059) in fiscal 2009, 2008 and 2007. The benefit recognized in fiscal 2009 resulted from our utilization of additional net operating loss carrybacks as provided by the Worker, Homeownership, and Business Assistance Act of 2009 which extended the general carryback period for 2008 NOLs from two years to up to five. Fiscal 2008 includes a charge of $23,383 to establish a valuation allowance against substantially all of our deferred tax assets as a result of the cumulative losses incurred in fiscal 2008 and 2007. Fiscal 2007 includes a tax charge of $2,383 associated with the write-off of deferred tax assets due to the termination of the LRG partnership. Our effective income tax rates are (7.1)%, 72.3% and (29.1%) for fiscal 2009, 2008 and 2007, respectively. Excluding the charge to record a valuation allowance against our deferred tax assets, our effective rate would have been (25.9%) in fiscal 2008. The effective rate for all three years was favorably impacted by exclusions for dividends received from our investment in IHFC and unfavorably impacted in fiscal 2009 and 2008 by the write-offs of goodwill.

See also Note 12, Income Taxes, to the consolidated financial statements for a full reconciliation of the effective income tax rate for fiscal 2009, 2008 and 2007.

Liquidity and Capital Resources

We are committed to maintaining a strong balance sheet in order to weather the current difficult industry conditions, to allow us to take advantage of opportunities as market conditions improve, and to execute our long-term retail strategies.

Due to the continued housing slump and deterioration in the major financial markets and the overall recessionary economic environment, consumer spending has decreased, resulting in significant financial losses for us and damaging the ability of certain of our licensees to generate sufficient cash flow in their businesses. During fiscal 2009, we have implemented measures to reduce operating expenses and improve working capital to enhance our cash flow.

(in thousands, except share and per share data)

The following table summarizes our quarterly cash flows from operations for fiscal 2009:

	Operating Cash Flow
	2009
4th quarter	$ 6,064
3rd quarter	944
2nd quarter	2,296
1st quarter	(5,056)
	$ 4,248

Cash Flows from Operating Activities

Net cash provided by (used in) operating activities was $4,248, $(18,955), and $(8,462), for fiscal 2009, 2008 and 2007 respectively.

The increase in cash flow provided by operating activities for fiscal 2009 over fiscal 2008 is a result of our operating expense reduction efforts and improvement in working capital, including successful inventory reduction efforts partially offset by the continued difficult economic environment resulting in lower collections on accounts receivable.

We increased our overall cash position for fiscal 2009 by $19,444 primarily through $19,295 of investment redemptions (net of purchases of $6,939), $3,846 in dividends from our investment in IHFC, and $4,248 of positive operating cash flow, partially offset by dividend payments of $1,142 and net payments on the revolving credit facility of $4,000. In addition to the $23,221 of cash on-hand, we have investments of $14,931 consisting of $13,886 in marketable securities and $1,045 in the Alternative Asset Fund. It is also likely that our level of dividends received for 2010 will be less than in prior years as IHFC plans to conserve cash in anticipation of completing a debt refinancing by October 31, 2010. We do not believe that this will be materially detrimental to our overall liquidity. With the current level of cash on-hand coupled with the investment holdings and availability on the revolver, we believe we have sufficient liquidity to fund operations for the foreseeable future.

Receivables and Inventory

Cash collections on our accounts and notes receivable have a significant impact on our overall liquidity. Our cash flow from operations during fiscal 2009 was adversely affected by a $6,744 increase in accounts receivable before reserves due to the continued difficult environment at retail resulting in lower cash collections.

These slow cash collections have resulted in increasing accounts and notes receivable, deteriorating accounts receivable aging with increases in our relative past due amounts, and a corresponding increase to our allowance for doubtful accounts. Our percentage of accounts receivable that are over 90 days past due has increased from approximately 15% at November 29, 2008 to approximately 26% at November 28, 2009 with the majority of that increase occurring in the first two quarters. As such, we recorded $15,205 of bad debt and notes receivable valuation charges for fiscal 2009 as compared to $11,769 during fiscal 2008. We also recorded $1,230 and $2,241 of bad debt and notes receivable valuation charges during the third and fourth quarters of fiscal 2009, respectively, which are significantly lower than any of the preceding four quarters. This significant decrease in charges is primarily due to the Company working diligently with the licensees to better manage accounts and notes receivable exposure.

(in thousands, except share and per share data)

In response to slow collections, certain of our licensees have been placed on a temporary "cash before delivery" program for current orders that is designed to prevent any additional increase in the accounts receivable exposure. We expect the rate of cash collections to increase when the recessionary environment begins to subside such that our total receivables will begin to decrease. The following table reflects our accounts receivable and notes receivable and related bad debt reserves:

	November 28, 2009	November 29, 2008
Gross accounts receivable	$ 45,362	$48,780
Allowance for doubtful accounts	(10,757)	(7,987)
Net accounts receivable	$ 34,605	$40,793
Gross notes receivable	$ 19,411	$21,801
Allowance for doubtful accounts and discounts on notes receivable	(8,950)	(6,596)
Net notes receivable	$ 10,461	$15,205

Our accounts and notes receivable reserve and notes discount activity for fiscal 2009 are as follows:

	Accounts Receivable	Notes Receivable	Total
Balance at November 29, 2008	$ 7,987	$ 6,596	$14,583
Bad debt and note valuation charges	8,908	6,297	15,205
Write-offs	(6,138)	(3,813)	(9,951)
Discount amortization	—	(130)	(130)
Balance at November 28, 2009	$10,757	$ 8,950	$19,707

Our licensee review committee (LRC) consists of our CEO, VP & Chief Accounting Officer, Senior VP of Retail, VP of Licensed Retail, and Corporate Director of Credit. The LRC meets frequently to review licensee performance, typically reviewing a wide-range of licensee related issues, including licensee capitalization, projected operating performance, the viability of the market in which the licensee operates and the licensee's operating history, including our cash receipts from the licensee and its sales. Should a licensee have substantial past due amounts due to us, but is otherwise considered viable and likely to continue as a going concern, the committee has, in the past, decided to move all or a portion of the licensee's past due accounts receivable to a note receivable. We believed that the note receivable allowed the licensee to focus on keeping current and future amounts current, while continuing to meet its financial obligations to us. Due to continued liquidity issues with our licensees, we no longer believe this to be a prudent strategy and do not plan to convert additional past due receivables into long-term interest bearing notes in the foreseeable future.

As part of the improvement plans with one of our licensees, we converted $1,100 of past due trade accounts receivable and refinanced an existing note with a remaining balance of $224 into a $1,324 long-term note bearing interest at 4.75% during the quarter ended February 28, 2009. This note requires interest only payments through 2011 and interest and principal payments due monthly through its maturity on December 31, 2016. During the quarter ended May 30, 2009, we converted $550 and $250 of past due trade accounts receivable for two licensees to 4.75% long-term interest bearing notes. The $550 note requires interest only payments through March 16, 2012, and principal and interest payments due monthly through its maturity date of March 16, 2015. The $250 note requires interest only payments through March 16, 2011, with the remaining interest and principal due on April 16, 2011.

(in thousands, except share and per share data)

The initial carrying value of the notes is determined using present value techniques which consider the fair market rate of interest based on the licensee's risk profile and estimated cash flows to be received. We considered the stated interest rates to be below market due to the overall lack of availability of credit in the financial markets. The following table presents summary fair value information at the inception of these notes:

Face Value	Discount Rate	Fair Value
$1,324	19.50%	$672
550	5.25%	539
250	19.61%	187

Our accounts and notes receivable are secured by the filing of security statements in accordance with the Uniform Commercial Code and/or real estate owned by the note holder and in some cases, personal guarantees by our licensees. Historically, we have not foreclosed on the property to satisfy the respective receivable. Our practice has generally been to work with the store owner to run a going out of business sale and use any proceeds to fund the remaining receivable. Our success with these events has varied. However, typically the amounts recovered have not been materially different from the carrying amount of the receivable. Consequently, we generally have not been required to record significant bad debt expenses upon the conclusion of the event.

Our investment in inventory affects our liquidity in several different ways. First, cash paid for raw materials, labor, and factory overhead for the manufacture or assembly of our domestic inventories is typically paid out well in advance of receiving cash from the sale of these inventories. Payments for our imported inventories are funded much further in advance of receiving cash from the sale of these inventories as compared to our domestically manufactured or assembled inventories. The length of our import supply chain necessitates complex forecasting of future demand levels and is highly judgmental. In economic downturns, the speed at which we can respond to decreasing demand is slowed, as we may have imported inventory in shipment or being manufactured at any given time. In addition, we may also have inventory commitments under purchase orders that have not begun the manufacturing process. Consequently, as inventories build temporarily during downturns or as we near new product roll-outs, our liquidity is reduced as we have more cash invested in our products. Second, the availability under our revolving credit facility is impacted by changes in our inventory balances. Lastly, if we fail to respond to changes in consumer tastes quickly enough, inventories may build and decrease our liquidity.

Our inventories consist of the following:

	November 28, 2009	November 29, 2008
Wholesale finished goods	$19,519	$29,092
Work in process	199	251
Raw materials and supplies	6,299	7,853
Retail merchandise	15,386	14,995
Total inventories on first-in, first-out method	41,403	52,191
LIFO adjustment	(6,161)	(7,393)
Reserve for excess and obsolete inventory	(1,854)	(2,505)
	$33,388	$42,293

We estimate an inventory reserve for excess quantities and obsolete items based on specific identification and historical write-offs, taking into account future demand, market conditions and the respective valuations at LIFO. The need for these reserves is primarily driven by the normal product life cycle. As products mature and sales volumes decline, we rationalize our product offerings to respond to consumer tastes and keep our product lines fresh. If actual demand or market conditions in the future are less favorable than those estimated, additional inventory write-downs may be required. In determining reserves, we calculate separate reserves on our wholesale and retail inventories. Our wholesale inventories tend to carry the majority of the reserves for excess quantities

(in thousands, except share and per share data)

and obsolete inventory due to the nature of our distribution model. These wholesale reserves primarily represent design and/or style obsolescence. Typically, product is not shipped to our retail warehouses until a consumer has ordered and paid a deposit for the product. We do not typically hold retail inventory for stock purposes. Consequently, floor sample inventory and inventory for delivery to customers account for the majority of our inventory at retail. Retail reserves are based on accessory and clearance floor sample inventory in our stores and any inventory that is not associated with a specific customer order in our retail warehouses.

Activity in the reserves for excess quantities and obsolete inventory by segment is as follows:

	2009	2008
Wholesale Segment		
Balance, beginning of the year	$ 2,071	$ 2,907
Additions charged to expense	2,272	2,223
Write-offs	(2,878)	(3,059)
Balance, end of the year	$ 1,465	$ 2,071
Retail Segment		
Balance, beginning of the year	$ 434	$ 451
Additions charged to expense	491	475
Write-offs	(536)	(492)
Balance, end of the year	$ 389	$ 434

Our estimates and assumptions have been reasonably accurate in the past. We did not make any significant changes to our methodology for determining inventory reserves in 2009 and do not anticipate that our methodology is reasonably likely to change in the future. A plus or minus 10% change in our inventory reserves would not have been material to our financial statements for the periods presented.

In recent years and continuing through the first quarter of fiscal 2009, we have returned significant amounts of capital to our shareholders in the form of dividends and share repurchases, the funding for which has been primarily from the orderly liquidation of our Alternative Asset Fund investment and net liquidations of our marketable securities portfolio. However, due to unprecedented turmoil in the financial markets, further erosion of home furnishings sales, and general uncertainty regarding the depths to which current economic conditions could worsen, the Board of Directors decided to suspend regular quarterly dividends commencing with the second quarter of 2009. Cash dividends paid for the first quarter of 2009 were $1,142, and $75 was paid for the repurchase of shares during 2009. During 2009 we received $19,258 for the liquidation of our investments in Styx Partners, L.P. and HBK Fund. L.P. Due to the level of the remaining assets in the Alternative Assets Fund, we dissolved our partnership with Private Advisors, L.L.C. effective December 31, 2009, and the Fund's remaining investment interest in the DB Zwirn Special Opportunities Fund, L.P was transferred to us along with a cash distribution of $250. We do not expect the liquidation of our interest in the DB Zwirn fund to be accomplished in the near term.

We currently have $15,000 outstanding on our revolving credit facility with $4,175 of availability after deducting amounts for outstanding letters of credit and guarantees under the licensee loan program. The revolving credit facility contains, among other provisions, certain defined financial covenants including a minimum level of Tangible Net Worth, as defined in the credit agreement. On October 6, 2009, we amended the facility resulting in a decrease in the total facility from $45,000 to $30,000, an adjustment in the variable interest rate to LIBOR plus 2.75% with a 4.25% minimum rate (4.25% on November 28, 2009) and a reset of the Tangible Net Worth requirement at a minimum of $95,000 for fiscal 2009 and $90,000 for fiscal 2010. At November 28, 2009, our Tangible Net Worth was $110,162. Borrowings under the facility, which matures on November 30, 2010, are secured by a pledge of certain marketable securities and substantially all of our

(in thousands, except share and per share data)

receivables and inventories. In addition, to the extent the value of the marketable securities falls below $16,000, our Borrowing Base, as defined, is decreased by 125% of the difference between $16,000 and the actual value of those securities. At November 28, 2009, the value of our marketable securities portfolio was $13,886.

Subsequent to November 28, 2009, two real estate mortgages totaling $5,665 at November 28, 2009, which were to have matured in December 2009, were extended to December 31, 2010 in exchange for principal reduction payments totaling $1,075. Additionally, we are currently negotiating the extension of a third mortgage scheduled to mature in March of 2010 which had a balance of $2,388 at November 28, 2009. We can offer no assurance that our negotiations will be successful; however we do not believe that the repayment of the mortgage by its currently scheduled maturity of March 2010 would be materially detrimental to our overall liquidity.

We lease land and buildings that are used in the operation of our Company-owned retail stores as well as in the operation of licensee-owned stores. We had obligations of $79,525 at November 28, 2009 for future minimum lease payments under non-cancelable operating leases having remaining terms in excess of one year. We also have guaranteed certain lease obligations of licensee operators. Lease guarantees range from one to ten years. We were contingently liable under licensee lease obligation guarantees in the amount of $9,445 at November 28, 2009. We have also guaranteed loans of certain of our licensees to finance initial inventory packages for those stores. The total contingent liabilities with respect to these loan guarantees were $4,998 at November 28, 2009.

We currently anticipate that total capital expenditures for fiscal 2010 will be approximately $2,500 and will be used primarily for remodeling of Company-owned stores and information systems to support e-commerce initiatives. We have plans to continue to invest in store remodels, conversions, and new store real estate over the next three to four years and at potentially greater levels based on the business environment and our net cash position. Our capital expenditure and working capital requirements in the foreseeable future may change depending on many factors, including but not limited to the overall performance of the new prototype stores, our rate of growth, our operating results and any other adjustments in our operating plan needed in response to industry conditions, competition, acquisition opportunities or unexpected events. We believe that our existing cash and investment portfolio and our borrowing capacity, together with cash from operations, will be sufficient to meet our capital expenditure and working capital requirements for 2010.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires that certain estimates and assumptions be made that affect the amounts and disclosures reported in those financial statements and the related accompanying notes. Actual results could differ from these estimates and assumptions. We use our best judgment in valuing these estimates and may, as warranted, solicit external advice. Estimates are based on current facts and circumstances, prior experience and other assumptions believed to be reasonable. The following critical accounting policies, some of which are impacted significantly by judgments, assumptions and estimates, affect our consolidated financial statements.

Consolidation—The consolidated financial statements include the accounts of Bassett Furniture Industries, Incorporated and its majority-owned subsidiaries for whom we have operating control. We also consolidate variable interest entities for which we are the primary beneficiary.

Revenue Recognition—Revenue is recognized when the risks and rewards of ownership and title to the product have transferred to the buyer. This generally occurs upon the shipment of goods to independent dealers or, in the case of Company-owned retail stores, upon delivery to the customer. Our terms generally vary from 30 to 60 days. An estimate for returns and allowances has been provided in recorded sales. The contracts with our licensee store owners do not provide for any royalty or license fee to be paid to us.

(in thousands, except share and per share data)

Staff Accounting Bulletin No. 104, *Revenue Recognition* ("SAB 104") outlines the four basic criteria for recognizing revenue as follows: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the seller's price to the buyer is fixed or determinable, and (4) collectibility is reasonably assured. SAB 104 further asserts that if collectibility of all or a portion of the revenue is not reasonably assured, revenue recognition should be deferred until payment is received. During fiscal 2009 and 2008, there were thirteen and five dealers, respectively, for which these criteria were not met and therefore revenue was being recognized on a cost recovery basis. As of November 28, 2009 and November 29, 2008, seven and five dealers, respectively, remained on the cost recovery basis. There were no dealers that failed to meet these criteria in fiscal 2007.

Allowance for Doubtful Accounts—We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Our accounts receivable reserves were $10,757 and $7,987 at November 28, 2009 and November 29, 2008, respectively, representing 23.7% and 16.4% of our gross accounts receivable balances at those dates, respectively. The allowance for doubtful accounts is based on a review of specifically identified customer accounts in addition to an overall aging analysis. We evaluate the collectibility of our receivables from our licensees and other customers on a quarterly basis based on factors such as their financial condition, our collateral position, potential future plans with licensees and other similar factors. Our allowance for doubtful accounts represents our best estimate of potential losses on our accounts and notes receivables and is adjusted accordingly based on historical experience, current developments and present economic conditions and trends. In the current economic environment, our historical experience with customers carries less weight than in previous years. The timeliness of a licensee's or customer's ability to pay us can deteriorate at a much faster pace than in previous years. As such, despite our best efforts, the ultimate precision with respect to our allowance for doubtful accounts is likely to be less when compared to previous periods. Although actual losses have not differed materially from our previous estimates, future losses could differ from our current estimates. Unforeseen events such as a licensee or customer bankruptcy filing could have a material impact on our results of operations.

Long Term Notes Receivable—Previously, when in the ordinary course of business a licensee had substantial past due amounts due to the Company, but was otherwise considered viable and likely to continue as a going concern, we may have decided to move all or a portion of a licensee's past due accounts receivable to a long-term interest-bearing note receivable. We believed that the note receivable allowed the licensee to focus on keeping current and future amounts current, while continuing to meet its financial obligations to us. Due to continued liquidity issues with our licensees, we no longer believe this to be a prudent strategy and do not plan to convert additional past due receivables into long-term interest bearing notes in the foreseeable future. Some of these notes are collateralized by real estate. At the inception of the note receivable, we determine whether the note bears a market rate of interest. In estimating a market rate of interest, we first consider factors such as licensee capitalization, projected operating performance, the viability of the market in which the licensee operates and the licensee's operating history, including our cash receipts from the licensee, licensee sales and any underlying collateral. For those licensees where there is a concern of collectability, our estimated market rate of interest is based on certain published high–yield bond indices. For those where collectability is less of a concern, the estimated market rate of interest is generally based on the prime rate. A discount on the note is recorded if we determine that the note bears an interest rate below the market rate and a premium is recorded if we determine that the note bears an interest rate above the market rate. We amortize the related note discount or premium over the contractual term of the note and cease amortizing the discount to interest income when the present value of expected future cash flows is less than the carrying value of the note. Interest income associated with the discount amortization is immaterial and is recorded in other loss, net, in our consolidated statement of operations. On a quarterly basis we examine these notes for evidence of impairment, considering factors such as licensee capitalization, projected operating performance, the viability of the market in which the licensee operates and the licensee's operating history, including our cash receipts from the licensee, licensee sales and any underlying collateral. After considering these factors, should we believe that all or a portion of the note receivable cannot or will not be paid, we record an impairment charge on the note using discounted cash flow methods to determine the impairment charge. An impairment charge does not necessarily indicate that a loan has no recovery or salvage value, but rather that, based on management's judgment and the consideration of specific licensee factors, it is more prudent than not to record an impairment charge. Our allowance for doubtful accounts and discounts on notes receivable were $8,950 and $6,596 at November 28, 2009 and November 29, 2008, respectively, representing 46.1% and 30.3% of our gross notes receivable balances at those dates, respectively.

Inventories—Inventories are stated at the lower of cost or market. Cost is determined for domestic furniture inventories using the last-in, first-out method. The cost of imported inventories is determined on a first-in, first-out basis. We estimate an inventory reserve for excess quantities and obsolete items based on specific identification and historical write-offs, taking into account future demand and market conditions. If actual demand or market conditions in the future are less favorable than those estimated, additional inventory write-downs may be required.

Valuation Allowance on Deferred Tax Assets—We evaluate our deferred income tax assets to determine if valuation allowances are required or should be adjusted. A valuation allowance is established against our deferred tax assets based on consideration of all available evidence, both positive and negative, using a "more likely than not" standard. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, our experience with tax attributes expiring unused and tax planning alternatives. In making such judgments, significant weight is given to evidence that can be objectively verified.

Investments—Investments are marked to market and recorded at their fair value. We account for the Alternative Asset Fund by marking it to market value each month based on the net asset values provided by the general partner, adjusted for estimated liquidity discounts. Unrealized holding gains and losses, net of the related income tax effect, on available for sale securities are excluded from income and are reported as other comprehensive income in stockholders' equity. Realized gains and losses from securities classified as available for sale are included in income and are determined using the specific identification method for ascertaining the cost of securities sold. We also review our available for sale securities to determine whether a decline in fair value of a security below the cost basis is other than temporary. Should the decline be considered other than temporary, we write down the cost of the security and include the loss in current earnings. In determining whether a decline is other than temporary, we consider such factors as the significance of the decline as compared to the cost basis, the current state of the financial markets and the economy, the length of time for which there has been an unrealized loss and the relevant information regarding the operations of the investee.

Goodwill—Goodwill represents the excess of the purchase price over the value assigned to tangible assets and liabilities and identifiable intangible assets of businesses acquired. The acquisition of assets and liabilities and any resulting goodwill is allocated to the respective reporting unit; Wholesale, Retail or Real Estate/ Investments. We review goodwill at the reporting unit level annually for impairment or more frequently if events or circumstances indicate that assets might be impaired.

The goodwill impairment test consists of a two-step process, if necessary. The first step compares the carrying value of each reporting unit that has goodwill with the estimated fair value of the respective reporting unit. Should the carrying value of a reporting unit be in excess of the estimated fair value of that reporting unit, the second step is performed whereby we must calculate the implied fair value of goodwill by deducting the fair value of all tangible and intangible net assets of the reporting unit from the fair value of the reporting unit. This second step represents a hypothetical purchase price allocation as if we had acquired the reporting unit on that date. Our impairment methodology uses a discounted cash flow analysis requiring certain assumptions and estimates to be made regarding future profitability of the reporting unit and industry economic factors. While we believe such assumptions and estimates are reasonable, the actual results may differ materially from the projected amounts.

(in thousands, except share and per share data)

Impairment of Long-Lived Assets—We periodically evaluate whether events or circumstances have occurred that indicate long-lived assets may not be recoverable or that the remaining useful life may warrant revision. When such events or circumstances are present, we assess the recoverability of long-lived assets by determining whether the carrying value will be recovered through the expected undiscounted future cash flows resulting from the use of the asset. In the event the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued authoritative guidance which established the FASB Standards Accounting Codification ("ASC" or "Codification") as the source of authoritative GAAP recognized by the FASB to be applied to nongovernmental entities, and rules and interpretive releases of the SEC as authoritative GAAP for SEC registrants. The Codification supersedes all the existing non-SEC accounting and reporting standards upon its effective date and, subsequently, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. The guidance is not intended to change or alter existing GAAP. The guidance became effective for Bassett in the fourth quarter of 2009. The guidance did not have an impact on the Company's financial position, results of operations or cash flows. All references to previous numbering of FASB Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts have been removed from the financial statements and accompanying footnotes.

In June 2009, the FASB issued authoritative guidance on the consolidation of VIEs, which will be effective for our first quarter of fiscal 2010. This new guidance requires entities to perform a qualitative analysis to determine whether the enterprise's variable interest or interests give it a controlling financial interest in a variable interest entity. The enterprise is required to assess, on an ongoing basis, whether it is a primary beneficiary or has an implicit responsibility to ensure that a variable interest entity operates as designed. This guidance changes the previous quantitative approach for determining the primary beneficiary to a qualitative approach based on which entity (a) has the power to direct activities of a variable interest entity that most significantly impact economic performance and (b) has the obligation to absorb losses or receive benefits that could be significant to the variable purpose entity. In addition, it requires enhanced disclosures that will provide investors with more transparent information about an enterprise's involvement with a variable interest entity. We are currently evaluating the impact, if any, that adoption may have on our financial statements.

In May 2009, the FASB issued authoritative guidance that establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued, referred to as subsequent events. Thus users of financial statements are put on notice of the date after which subsequent events are not reported. This guidance is effective with all interim or annual financial statements for periods ending after June 15, 2009. The adoption did not impact our financial position or results of operations. We evaluated all events or transactions that occurred from November 28, 2009 through February 11, 2010, the date these financial statements were issued.

In April 2009, the FASB issued guidance regarding the recognition and presentation of other-than-temporary impairments. This standard provides new guidance on the recognition and presentation of an other-than-temporary impairment for debt securities classified as available-for-sale and held-to-maturity and provides certain new disclosure requirements for both debt and equity securities. This standard was effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company has adopted these provisions and there was no significant impact on our consolidated financial statements.

In April 2009, the FASB issued guidance that requires disclosures about fair value of financial instruments in interim financial statements as well as in annual financial statements. These provisions were effective for

(in thousands, except share and per share data)

interim and annual periods ending after June 15, 2009, with early adoption permitted. We began providing the related disclosures starting with our interim financial statements as of August 29, 2009.

In December 2007, the FASB issued ASC 805-20, "Business Combinations — Identifiable Assets, Liabilities and Any Non-Controlling Interest" ("ASC 805-20"). ASC 805-20 amends and clarifies ASC 805 which requires that the acquisition method of accounting, instead of the purchase method, be applied to all business combinations and that an "acquirer" is identified in the process. The guidance requires that fair market value be used to recognize assets and assumed liabilities instead of the cost allocation method where the costs of an acquisition are allocated to individual assets based on their estimated fair values. Goodwill would be calculated as the excess purchase price over the fair value of the assets acquired; however, negative goodwill will be recognized immediately as a gain instead of being allocated to individual assets acquired. Costs of the acquisition will be recognized separately from the business combination. The end result is that the statement improves the comparability, relevance and completeness of assets acquired and liabilities assumed in a business combination. The guidance will be effective for us beginning in fiscal 2010. We are currently evaluating the impact ASC 805-20 will have on our financial statements.

In October 2009, the FASB issued ASU No. 2009-13, "Multiple-Deliverable Revenue Arrangements", ("ASU 2009-13") and ASU No. 2009-14, "Certain Arrangements That Include Software Elements", ("ASU 2009-14"). ASU 2009-13 requires entities to allocate revenues in the absence of vendor-specific objective evidence or third party evidence of selling price for deliverables using a selling price hierarchy associated with the relative selling price method. ASU 2009-14 removes tangible products from the scope of software revenue guidance and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are covered by the scope of the software revenue guidance. ASU 2009-13 and ASU 2009-14 should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. We do not expect that the adoption of ASU 2009-13 or ASU 2009-14 will have a material impact on our consolidated results of operations or financial condition.

In December 2009, the FASB issued ASU No. 2009-16, "Transfers and Servicing (Topic 860): Accounting for the Transfers of Financial Assets" which amends the ASC to include SFAS No.166, "Accounting for Transfers of Financial Assets — an Amendment of FASB Statement No. 140". SFAS No. 166 revised SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities — a Replacement of FASB Statement No. 125" requiring additional disclosures about transfers of financial assets, including securitization transactions, and any continuing exposure to the risks related to transferred financial assets. It also eliminates the concept of a "qualifying special-purpose entity", changes the requirements for derecognizing financial assets, and enhances disclosure requirements. ASU No. 2009-16 is effective prospectively, for annual periods beginning after November 15, 2009, and interim and annual periods thereafter. We do not expect the adoption of this guidance will have a material impact on our financial position or results of operations.

In January 2010, the FASB issued ASU No. 2010-01, "Equity (Topic 505) Accounting for Distributions to Shareholders with Components of Stock and Cash" which clarifies that the stock portion of a distribution to shareholders that allow them to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in earnings per share prospectively and is not a stock dividend. This update is effective for our first quarter of fiscal 2010. The adoption of ASU No. 2010-01 is not expected to have a material impact on our consolidated financial position or results of operations.

In January 2010, the FASB issued ASU No. 2010-02, "Consolidation (Topic 810) Accounting and Reporting for Decreases in Ownership of a Subsidiary — a Scope Clarification". ASU 2010-02 clarifies Topic 810 implementation issues relating to a decrease in ownership of a subsidiary that is a business or non-profit

(in thousands, except share and per share data)

activity. This amendment affects entities that have previously adopted Topic 810-10 (formally SFAS 160). This update is effective for our first quarter of fiscal 2010. The adoption of ASU No. 2010-02 is not expected to have a material impact on our consolidated financial position or results of operations.

Contractual Obligations and Commitments

We enter into contractual obligations and commercial commitments in the ordinary course of business (See Note 18 to the Consolidated Financial Statements for a further discussion of these obligations). The following table summarizes our contractual payment obligations and other commercial commitments and the fiscal year in which they are expected to be paid.

	2010	2011	2012	2013	2014	Thereafter	Total
Post employment benefit obligations (1)	$ 2,746	$ 1,341	$ 1,235	$ 1,122	$ 1,083	$ 8,142	$ 15,669
Real estate notes payable	4,393	9,617	274	3,122	196	3,744	21,346
Long-term debt	—	15,000	—	—	—	—	15,000
Other obligations & commitments	1,183	380	300	300	204	—	2,367
Interest payable	1,122	737	496	341	259	1,723	4,678
Letters of credit	3,321	—	—	—	—	—	3,321
Operating leases (2)	14,589	14,006	13,421	11,633	8,237	17,630	79,516
Lease guarantees	6,302	1,638	841	311	311	419	9,822
Loan guarantees	2,482	1,884	597	35	—	—	4,998
Purchase obligations (3)	—	—	—	—	—	—	—
Total	$36,138	$44,603	$17,164	$16,864	$10,290	$31,658	$156,717

(1) Does not reflect a reduction for the impact of any company owned life insurance proceeds to be received. Currently, we have life insurance policies with net death benefits of $5,821 to provide funding for these obligations. See Note 14 to the Consolidated Financial Statements for more information.
(2) Does not reflect a reduction for the impact of sublease income to be received. See Note 18 to the Consolidated Financial Statements for more information.
(3) The Company is not a party to any long-term supply contracts with respect to the purchase of raw materials or finished goods. At the end of fiscal year 2009, we had approximately $10,573 in open purchase orders, primarily for imported inventories, which are in the ordinary course of business.

Off-Balance Sheet Arrangements

We utilize stand-by letters of credit in the procurement of certain goods in the normal course of business. We lease land and buildings that are primarily used in the operation of BHF and BFD stores. We have guaranteed certain lease obligations of licensee operators as part of our retail strategy. We also have guaranteed loans of certain of our licensees to finance initial inventory packages for these stores. See Contractual Obligations and Commitments table above and Note 18 to the Consolidated Financial Statements, for further discussion of operating leases, lease guarantees and loan guarantees, including descriptions of the terms of such commitments and methods used to mitigate risks associated with these arrangements.

Contingencies

We are involved in various claims and litigation as well as environmental matters, which arise in the normal course of business. Although the final outcome of these legal and environmental matters cannot be determined, based on the facts presently known, it is our opinion that the final resolution of these matters will not have a material adverse effect on our financial position or future results of operations.

Safe-harbor, forward-looking statements

This discussion contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations and business of Bassett Furniture Industries, Incorporated and subsidiaries. Such forward-looking statements are identified by use of forward-looking words such as "anticipates", "believes", "plans", "estimates", "expects", "aimed" and "intends" or words or phrases of similar expression. These forward-looking statements involve certain risks and uncertainties. No assurance can be given that any such matters will be realized. Important factors, which should be read in conjunction with Item 1A "Risk Factors" in the Company's Form 10-K as filed with the Securities and Exchange Commission, that could cause actual results to differ materially from those contemplated by such forward-looking statements include:

- competitive conditions in the home furnishings industry
- general economic conditions
- overall retail traffic levels and consumer demand for home furnishings
- ability of our customers and consumers to obtain credit
- Bassett store openings
- store closings and the profitability of the stores (independent licensees and Company-owned retail stores)
- ability to implement our Company-owned retail strategies and realize the benefits from such strategies as they are implemented
- fluctuations in the cost and availability of raw materials, labor and sourced products (including fabrics from troubled suppliers)
- results of marketing and advertising campaigns
- information and technology advances
- ability to execute new global sourcing strategies
- performance of our marketable securities portfolio
- delays or difficulties in converting some of our non-operating assets to cash
- future tax legislation, or regulatory or judicial positions
- ability to efficiently manage the import supply chain to minimize business interruption
- effects of profit improvement initiatives in our wholesale operations
- continued profitability of our unconsolidated affiliated companies, particularly the International Home Furnishings Center

Consolidated Balance Sheets
Bassett Furniture Industries, Incorporated and Subsidiaries
November 28, 2009 and November 29, 2008
(In thousands, except share and per share data)

	2009	2008
Assets		
Current assets		
Cash and cash equivalents	$ 23,221	$ 3,777
Accounts receivable, net of allowance for doubtful accounts of $10,757 and $7,987 as of November 28, 2009 and November 29, 2008, respectively	34,605	40,793
Inventories	33,388	42,293
Other current assets	13,312	13,628
Total current assets	104,526	100,491
Property and equipment, net	50,636	57,155
Investments	14,931	35,060
Retail real estate	28,793	29,588
Notes receivable, net of allowance for doubtful accounts and discounts of $8,950 and $6,596 as of November 28, 2009 and November 29, 2008, respectively	8,309	13,608
Other	9,034	9,140
	61,067	87,396
Total assets	$216,229	$245,042
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable	$ 14,711	$ 18,747
Accrued compensation and benefits	6,490	4,618
Customer deposits	5,946	6,725
Dividends payable	—	1,142
Other accrued liabilities	11,730	10,977
Current portion of real estate notes payable	4,393	812
Total current liabilities	43,270	43,021
Long-term liabilities		
Post employment benefit obligations	10,841	12,829
Bank debt	15,000	19,000
Real estate notes payable	16,953	21,346
Distributions in excess of affiliate earnings	10,954	11,910
Other long-term liabilities	8,877	6,757
	62,625	71,842
Commitments and Contingencies		
Stockholders' equity		
Common stock, $5 par value; 50,000,000 shares authorized; issued and outstanding 11,454,716 in 2009 and 11,420,431 in 2008	57,274	57,102
Retained earnings	50,461	73,160
Additional paid-in-capital	481	346
Accumulated other comprehensive income (loss)	2,118	(429)
Total stockholders' equity	110,334	130,179
Total liabilities and stockholders' equity	$216,229	$245,042

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

Consolidated Statements of Operations
Bassett Furniture Industries, Incorporated and Subsidiaries
For the years ended November 28, 2009, November 29, 2008, and November 24, 2007
(In thousands, except per share data)

	2009	2008	2007
Net sales	$232,722	$288,298	$295,384
Cost of sales	129,882	173,399	195,001
Gross profit	102,840	114,899	100,383
Selling, general and administrative expenses	118,994	128,345	112,439
Income from Continued Dumping & Subsidy Offset Act	(1,627)	(2,122)	(2,135)
Restructuring, asset impairment charges and unusual gain, net	2,987	3,070	5,544
Lease exit costs	2,434	642	2,297
Proxy defense costs	—	1,418	—
LRG settlement and debt restructuring	—	—	2,154
Loss from operations	(19,948)	(16,454)	(19,916)
Income (loss) from investments	(1,966)	(3,938)	5,921
Other than temporary impairment of investments	(1,255)	(3,296)	—
Income from unconsolidated affiliated companies, net	5,067	6,300	5,298
Interest expense	(3,699)	(4,021)	(3,671)
Other loss, net	(2,652)	(2,001)	(1,601)
Loss before income taxes	(24,453)	(23,410)	(13,969)
Income tax (provision) benefit	1,754	(16,945)	4,059
Net loss	$ (22,699)	$ (40,355)	$ (9,910)
Net loss per share			
Basic and diluted loss per share	$ (1.99)	$ (3.46)	$ (0.84)

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows
Bassett Furniture Industries, Incorporated and Subsidiaries
For the years ended November 28, 2009, November 29, 2008, and November 24, 2007
(In thousands)

	2009	2008	2007
Operating activities:			
Net loss	$(22,699)	$(40,355)	$ (9,910)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	6,604	8,089	9,089
Equity in undistributed income of investments and unconsolidated affiliated companies	(2,319)	(890)	(8,323)
Provision for restructuring, asset impairment charges and unusual gains, net	2,987	3,070	5,544
Impairment of real estate	—	748	—
Lease exit costs	2,434	642	2,297
Provision for lease and loan guarantees	2,834	292	—
Provision for losses on accounts and notes receivable	15,205	11,769	3,852
Other than temporary impairment of investments	1,255	3,296	—
Realized income from investments	(764)	(1,447)	(2,937)
Deferred income taxes	—	17,403	(2,963)
Payment to terminate lease	(400)	—	—
LRG settlement and debt restructuring	—	—	2,154
Other, net	(2,236)	99	669
Changes in operating assets and liabilities			
Accounts receivable	(6,744)	(13,161)	(10,919)
Inventories	11,704	7,199	(315)
Other current assets	3,451	(1,047)	(5,662)
Accounts payable and accrued liabilities	(7,064)	(14,662)	8,962
Net cash provided by (used in) operating activities	4,248	(18,955)	(8,462)
Investing activities:			
Purchases of property and equipment	(1,094)	(4,702)	(5,544)
Purchases of retail real estate	(2)	(858)	(375)
Proceeds from sales of property and equipment	129	2,862	3,176
Acquisition of retail licensee stores, net of cash acquired	(481)	(216)	120
Proceeds from sales of investments	26,234	35,817	16,982
Purchases of investments	(6,939)	(6,185)	(10,413)
Dividends from affiliates	3,847	6,091	6,091
Net cash received on licensee notes	645	896	1,029
Other, net	(128)	(18)	(177)
Net cash provided by investing activities	22,211	33,687	10,889
Financing activities:			
Net borrowings (repayments) under revolving credit facility	(4,000)	9,000	6,000
Repayments of long-term debt	—	—	(770)
Repayments of real estate notes payable	(812)	(792)	(622)
Repayments of other notes	(924)	(217)	—
Issuance of common stock	95	192	448
Repurchases of common stock	(75)	(4,313)	(546)
Cash dividends	(1,142)	(18,684)	(9,450)
Other, net	(157)	321	—
Net cash used in financing activities	(7,015)	(14,493)	(4,940)
Change in cash and cash equivalents	19,444	239	(2,513)
Cash and cash equivalents—beginning of period	3,777	3,538	6,051
Cash and cash equivalents—end of period	$ 23,221	$ 3,777	$ 3,538

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Stockholders' Equity
Bassett Furniture Industries, Incorporated and Subsidiaries
For the years ended November 28, 2009, November 29, 2008, and November 24, 2007
(In thousands, except share and per share data)

	Common Stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total
	Shares	Amount				
Balance, November 25, 2006	11,803,656	$59,018	$ 1,993	$151,089	$ 3,320	$215,420
Comprehensive loss						
Net loss	—	—	—	(9,910)	—	(9,910)
Excess of additional pension liability over unamortized transition obligation	—	—	—	—	(28)	(28)
Net change in unrealized holding gains	—	—	—	—	(833)	(833)
Total comprehensive loss						(10,771)
Dividends ($.80 per share)	—	—	—	(9,454)	—	(9,454)
Issuance of common stock	42,236	211	365	—	—	576
Purchase and retirement of common stock	(39,300)	(196)	(350)	—	—	(546)
Stock-based compensation	—	—	172	—	—	172
Impact of adoption certain provisions of ASC 715, net	—	—	—	—	(545)	(545)
Balance, November 24, 2007	11,806,592	59,033	2,180	131,725	1,914	194,852
Comprehensive income (loss)						
Net loss	—	—	—	(40,355)	—	(40,355)
Actuarial adjustment to supplemental executive retirement defined benefit plan	—	—	—	—	608	608
Net change in unrealized holding gains	—	—	—	—	(2,951)	(2,951)
Total comprehensive loss						(42,698)
Regular dividends ($.75 per share)	—	—	—	(8,730)	—	(8,730)
Special dividend ($.75 per share)	—	—	—	(8,734)	—	(8,734)
Issuance of common stock	34,939	175	121	—	—	296
Purchase and retirement of common stock	(421,100)	(2,106)	(2,207)	—	—	(4,313)
Stock-based compensation	—	—	252	—	—	252
Impact of adoption certain provisions of ASC 740	—	—	—	(746)	—	(746)
Balance, November 29, 2008	11,420,431	57,102	346	73,160	(429)	130,179
Comprehensive income (loss)						
Net loss	—	—	—	(22,699)	—	(22,699)
Actuarial adjustment to supplemental executive retirement defined benefit plan	—	—	—	—	125	125
Net change in unrealized holding gains	—	—	—	—	2,422	2,422
Total comprehensive loss						(20,152)
Issuance of common stock	95,185	476	(277)	—	—	199
Purchase and retirement of common stock	(60,900)	(304)	229	—	—	(75)
Stock-based compensation	—	—	183	—	—	183
Balance, November 28, 2009	11,454,716	$57,274	$ 481	$ 50,461	$ 2,118	$110,334

The accompanying notes to consolidated financial statements are an integral part of these statements.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

1. Description of Business

Bassett Furniture Industries, Incorporated (together with its consolidated subsidiaries, "Bassett", "we", "our", the "Company") based in Bassett, Va., is a leading manufacturer, marketer and retailer of branded home furnishings. Bassett's full range of furniture products and accessories, designed to provide quality, style and value, are sold through an exclusive nation-wide network of 104 retail stores known as Bassett, Bassett Furniture Direct®, Bassett Design Centers, or Basset Home Furnishings (referred to as "BFD" or "store" herein) as well as other multi-line furniture stores. Of the 104 stores, the Company owns and operates 36 stores ("Company-owned retail stores") with 68 independently owned ("licensee operated").

The Company sourced approximately 51% of its wholesale products to be distributed through the store network from various countries, with the remaining volume produced at its two domestic manufacturing facilities.

2. Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The Company's fiscal year ends on the Saturday closest to November 30, which periodically results in a 53-week year. Fiscal 2009 and fiscal 2007 each contained 52 weeks while fiscal 2008 contained 53 weeks. The Consolidated Financial Statements include the accounts of Bassett Furniture Industries, Incorporated and our majority-owned subsidiaries for whom we have operating control. All significant intercompany balances and transactions are eliminated in consolidation. The financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP"). Unless otherwise indicated, references in the Consolidated Financial Statements to fiscal 2009, 2008 and 2007 are to Bassett's fiscal year ended November 28, 2009, November 29, 2008 and November 24, 2007, respectively.

The equity method of accounting is used for our investments in affiliated companies in which we exercise significant influence but do not maintain operating control. Consolidated net income or net loss includes our proportionate share of the net income or net loss of these companies.

We analyzed our licensees under the requirements for VIEs. All of these licensees operate as BFD stores and are furniture retailers. We sell furniture to these licensees, and in some cases have extended credit beyond normal terms, made lease guarantees, guaranteed loans, or loaned directly to the licensees. We have recorded reserves for potential exposures related to these licensees. See Note 18 for disclosure of leases, lease guarantees and loan guarantees. Based on financial projections and best available information, substantially all licensees have sufficient equity to carry out their principal operating activities without subordinated financial support. We completed our assessment for other potential VIEs, and concluded that these entities were not required to be consolidated by us. We will continue to reassess the status of potential VIEs including when facts and circumstances surrounding each potential VIE change.

During the first and second quarters of fiscal 2009, the Staff of the Securities and Exchange Commission (the "SEC") performed a review of our Form 10-K for the year ended November 29, 2008 and subsequently our Form 10-Q for the quarter ended February 28, 2009. Among other items, the Staff identified issues with our initial valuation of notes receivable due from our licensees (primarily for amounts converted from past due accounts receivable due from them) and our methodology for determining reserves for our accounts receivable, notes receivable, and loan guarantees. As a result of the SEC's comments, we reviewed our accounting policies and processes in these areas previously mentioned and determined that we should have recorded lower values for certain of our notes receivable upon inception and, subsequently, recorded additional reserves on those notes due to an error in how we determined an appropriate market rate of interest for those notes. In addition, we also

(In thousands, except share and per share data)

concluded that we should have recognized revenue for certain customers on a cost recovery basis for shipments beginning in the first quarter of 2009 and that additional reserves for loan guarantees should be established. Therefore, we recorded an additional $3,280 of net charges in the quarter ended February 28, 2009 to account for these lower note values, increased reserves and reduced revenue and filed an amended Form 10-Q for the quarter then ended. Of the amount recorded, $1,936 related to periods prior to the quarter ended February 28, 2009. However, based on our consideration of the underlying quantitative and qualitative factors surrounding the prior period errors, the effects on the previous annual and interim periods were determined to be immaterial and, therefore, periods prior to the quarter ended February 28, 2009 were not restated.

Certain prior year amounts have been reclassified in order to conform to the current year's presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Some of the more significant estimates include allowances for doubtful accounts, valuation of inventories, valuation of deferred taxes, sales returns, loan and lease guarantees and insurance reserves. Actual results could differ from those estimates.

Revenue Recognition

Revenue is recognized when the risks and rewards of ownership and title to the product have transferred to the buyer. This occurs upon the shipment of goods to independent dealers or, in the case of Company-owned retail stores, upon delivery to the customer. We offer terms varying from 30 to 60 days for wholesale customers. Estimates for returns and allowances for advertising and promotional arrangements have been recorded as a reduction to revenue. The contracts with our licensee store owners do not provide for any royalty or license fee to be paid to us. Revenue is reported net of any taxes collected.

Staff Accounting Bulletin No. 104, *Revenue Recognition* ("SAB 104") outlines the four basic criteria for recognizing revenue as follows: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the seller's price to the buyer is fixed or determinable, and (4) collectibility is reasonably assured. SAB 104 further asserts that if collectibility of all or a portion of the revenue is not reasonably assured, revenue recognition should be deferred until payment is received. During fiscal 2009 and 2008 there were thirteen and five dealers, respectively, for which these criteria were not met and therefore revenue was being recognized on a cost recovery basis. As of November 28, 2009 and November 29, 2008, seven and five dealers, respectively, remained on the cost recovery basis. There were no dealers that failed to meet these criteria in fiscal 2007. The following table details the total revenue and cost deferred:

	2009	2008
Revenue deferred	$7,149	$2,215
Cost deferred	$5,004	$1,551

Cash Equivalents

The Company considers cash on hand, demand deposits in banks and all highly liquid investments with an original maturity of three months or less to be cash and cash equivalents.

Supplemental Cash Flow Information

In addition to the amounts paid, net of cash acquired, for the acquisition of licensee stores reported under investing activities in our consolidated statements of cash flows, the majority of such acquisitions were funded primarily through non-cash transactions in which receivables due from the licensees were settled in exchange for certain inventory and fixed assets of the licensees as well as the assumption of certain liabilities. The value of the non-cash portion of such transactions was $1,933, $1,117 and $1,800 for 2009, 2008, and 2007, respectively.

Accounts Receivable

Substantially all of our trade accounts receivable are due from customers located within the United States. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The allowance for doubtful accounts is based on a review of specifically identified accounts in addition to an overall aging analysis. Judgments are made with respect to the collectibility of accounts receivable based on historical experience and current economic trends. Actual losses could differ from those estimates.

Notes Receivable

Previously, when in the ordinary course of business a licensee had substantial past due amounts due to the Company, but was otherwise considered viable and likely to continue as a going concern, we may have decided to move all or a portion of a licensee's past due accounts receivable to a long-term interest-bearing note receivable. We believed that the note receivable allowed the licensee to focus on keeping current and future amounts current, while continuing to meet its financial obligations to us. Due to continued liquidity issues with our licensees, we no longer believe this to be a prudent strategy and do not plan to convert additional past due receivables into long-term interest bearing notes in the foreseeable future. While the majority of our notes receivable were issued as conversions of existing accounts receivable, some were issued to assist licensees in opening or acquiring new stores in underserved markets, which we believed would benefit both the licensee and the Company. Some of these notes are collateralized by real estate.

At the inception of the note receivable, we determine whether the note bears a market rate of interest. In estimating a market rate of interest, we first consider factors such as licensee capitalization, projected operating performance, the viability of the market in which the licensee operates and the licensee's operating history, including our cash receipts from the licensee, licensee sales and any underlying collateral. For those licensees where there is a concern of collectability, our estimated market rate of interest is based on certain published high–yield bond indices. For those where collectability is less of a concern, the estimated market rate of interest is generally based on the prime rate plus an applicable margin. A discount on the note is recorded if we determine that the note bears an interest rate below the market rate and a premium is recorded if we determine that the note bears an interest rate above the market rate. We amortize the related note discount or premium over the contractual term of the note and cease amortizing the discount to interest income when the present value of expected future cash flows is less than the carrying value of the note. Interest income associated with the discount amortization is immaterial and is recorded in other loss, net, in our consolidated statement of operations.

We examine notes receivable for evidence of impairment, considering factors such as licensee capitalization, projected operating performance, the viability of the market in which the licensee operates and the licensee's operating history, including our cash receipts from the licensee, licensee sales and any underlying collateral. After considering these factors, should we believe that all or a portion of the expected cash flows attributable to the note receivable will not be received, we record an impairment charge on the note by estimating future cash flows and discounting them at the effective interest rate. Any difference between the estimated

(In thousands, except share and per share data)

discounted cash flows and the carrying value of the note is recorded as an increase to the allowance for doubtful accounts. We do not accrue interest income due on notes for which the licensee is unable to make interest payments.

Concentrations of Credit Risk and Major Customers

Financial instruments that subject us to credit risk consist primarily of investments, accounts and notes receivable and financial guarantees. Investments are managed within established guidelines to mitigate risks. Accounts and notes receivable and financial guarantees subject us to credit risk partially due to the concentration of amounts due from and guaranteed on behalf of independent licensee customers. At November 28, 2009, our aggregate exposure from receivables and guarantees related to customers consisted of the following:

Accounts receivable, net of allowances (Note 4)	$ 34,605
Notes receivable, net of allowances (Note 6)	10,461
Contingent obligations under lease and loan guarantees, less amounts recognized (Note 18)	11,454
Total credit risk exposure related to customers	$ 56,520

At November 28, 2009, no customer accounted for more than 10% of the aggregate risk exposure shown above. In fiscal 2009, 2008 and 2007, no customer accounted for more than 10% of total net sales.

Inventories

Inventories (retail merchandise, finished goods, work in process and raw materials) are stated at the lower of cost or market. Cost is determined for domestic manufactured furniture inventories using the last-in, first-out ("LIFO") method. The cost of imported inventories is determined on a first-in, first-out ("FIFO") basis. Inventories accounted for under the LIFO method represented 19% and 20% of total inventory before reserves at November 28, 2009 and November 29, 2008, respectively. We estimate inventory reserves for excess quantities and obsolete items based on specific identification and historical write-offs, taking into account future demand and market conditions. If actual demand or market conditions in the future are less favorable than those estimated, additional inventory write-downs may be required.

Property and Equipment

Property and equipment is comprised of all land, buildings and leasehold improvements and machinery and equipment used in the manufacturing and warehousing of furniture, our Company-owned retail operations and the administration of the wholesale and Company-owned retail operations. This property and equipment is stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives of the respective assets utilizing the straight-line method. Buildings and improvements are generally depreciated over a period of 10 to 39 years. Machinery and equipment are generally depreciated over a period of 5 to 10 years. Leasehold improvements are amortized based on the underlying lease term, or the asset's estimated useful life, whichever is shorter.

Retail Real Estate

Retail real estate is comprised of owned and leased properties utilized by licensee operated BFD stores. These properties are located in high traffic, upscale locations that are normally occupied by large successful national retailers. This real estate is stated at cost less accumulated depreciation and is depreciated over the useful lives of the respective assets utilizing the straight line method. Buildings and improvements are generally

(In thousands, except share and per share data)

depreciated over a period of 10 to 39 years. Leasehold improvements are amortized based on the underlying lease term, or the asset's estimated useful life, whichever is shorter. As of November 28, 2009 and November 29, 2008, the cost of retail real estate included land totaling $7,451 and $6,451, respectively, and building and leasehold improvements of $29,436 and $30,937, respectively. As of November 28, 2009 and November 29, 2008, accumulated depreciation of retail real estate was $8,094 and $7,800, respectively. Depreciation expense was $1,353, $1,704, and $1,745 in fiscal 2009, 2008, and 2007, respectively.

Goodwill

Goodwill represents the excess of the purchase price over the value assigned to tangible assets and liabilities and identifiable intangible assets of businesses acquired. The acquisition of assets and liabilities and the resulting goodwill is allocated to the respective reporting unit: Wholesale, Retail or Real Estate/Investments. We review goodwill at the reporting unit level annually for impairment or more frequently if events or circumstances indicate that assets might be impaired.

The goodwill impairment test consists of a two-step process, if necessary. The first step compares the carrying value of each reporting unit that has goodwill with the estimated fair value of the respective reporting unit. Should the carrying value of a reporting unit be in excess of the estimated fair value of that reporting unit, the second step is performed whereby we must calculate the implied fair value of goodwill by deducting the fair value of all tangible and intangible net assets of the reporting unit from the fair value of the reporting unit. This second step represents a hypothetical purchase price allocation as if we had acquired the reporting unit on that date. Our impairment methodology uses a discounted cash flow analysis requiring certain assumptions and estimates to be made regarding future profitability of the reporting unit and industry economic factors. While we believe such assumptions and estimates are reasonable, the actual results may differ materially from the projected amounts. As of November 28, 2009, all previously recorded goodwill has been fully impaired.

Impairment of Long Lived Assets

We periodically evaluate whether events or circumstances have occurred that indicate long-lived assets may not be recoverable or that the remaining useful life may warrant revision. When such events or circumstances are present, we assess the recoverability of long-lived assets by determining whether the carrying value will be recovered through the expected undiscounted future cash flows resulting from the use of the asset. In the event the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. Fair value is determined based on discounted cash flows or appraised values depending on the nature of the assets. The long-term nature of these assets requires the estimation of cash inflows and outflows several years into the future.

Investments

Investments consist of a portfolio of marketable securities and the Bassett Industries Alternative Asset Fund L.P. ("Alternative Asset Fund"). Marketable securities are classified as available-for-sale and marked to market and recorded at their fair value. These marketable securities are held in the custody by major financial institutions. The Alternative Asset Fund is marked to market based upon the net asset values provided by the general partner, adjusted for estimated liquidity discounts with the resultant difference from the prior valuation included in income (loss) from investments in the accompanying statements of operations. Unrealized holding gains and losses, net of the related income tax effect, on available-for-sale securities are excluded from income and are reported as other comprehensive income in stockholders' equity. Realized gains and losses from securities classified as available-for-sale are included in income and are determined using the specific identification method for ascertaining the cost of securities sold.

(In thousands, except share and per share data)

We review our available-for-sale securities to determine whether a decline in fair value of a security below the cost basis is other than temporary. Should the decline be considered other than temporary, we write-down the cost of the security and include the loss in current earnings. In determining whether a decline is other than temporary, factors such as the significance of the decline as compared to the cost basis, the current state of the financial markets and the economy, the length of time for which there has been an unrealized loss and the relevant information regarding the operations of the investee.

Income Taxes

We account for income taxes under the liability method which requires that we recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, significant judgment is required in evaluating our federal, state and foreign tax positions and in the determination of our tax provision. Despite our belief that our liability for unrecognized tax benefits is adequate, it is often difficult to predict the final outcome or the timing of the resolution of any particular tax matters. We may adjust these liabilities as relevant circumstances evolve, such as guidance from the relevant tax authority, our tax advisors, or resolution of issues in the courts. These adjustments are recognized as a component of income tax expense in the period in which they are identified.

We evaluate our deferred income tax assets to determine if valuation allowances are required or should be adjusted. A valuation allowance is established against our deferred tax assets based on consideration of all available evidence, both positive and negative, using a "more likely than not" standard. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, our experience with tax attributes expiring unused and tax planning alternatives. In making such judgments, significant weight is given to evidence that can be objectively verified. See Note 12—Income Taxes.

Shipping and Handling Costs

Costs incurred to deliver wholesale merchandise to customers are recorded in selling, general and administrative expense and totaled $10,014, $14,011, and $14,212 for fiscal 2009, 2008 and 2007, respectively. Costs incurred to deliver retail merchandise to customers are also recorded in selling, general and administrative expense and totaled $3,226, $2,371, and $2,300 for fiscal 2009, 2008 and 2007, respectively.

Advertising

Costs incurred for producing and distributing advertising and advertising materials are expensed when incurred and are included in selling, general and administrative expenses. Advertising costs totaled $7,868, $11,014, and $12,482 in fiscal 2009, 2008, and 2007, respectively.

Business Insurance Reserves

We have self-funded insurance programs in place to cover workers' compensation and health insurance claims. These insurance programs are subject to various stop-loss limitations and are partially re-insured through a captive insurance program. We accrue estimated losses using historical loss experience. Although we believe that the insurance reserves are adequate, the reserve estimates are based on historical experience, which may not be indicative of current and future losses. We adjust insurance reserves, as needed, in the event that future loss experience differs from historical loss patterns.

(In thousands, except share and per share data)

Subsequent Events

We have evaluated subsequent events for their potential effect upon these consolidated financial statements and related disclosures through February 11, 2010, the date upon which these consolidated financial statements were filed with the United States Securities and Exchange Commission.

Subsequent to November 28, 2009, we acquired the operations of seven retail stores from licensees. Funding for the acquisitions was primarily through the exchange of existing accounts receivable for net assets acquired. Although the final purchase price allocations are incomplete, we do not anticipate recognizing any goodwill as a result of these transactions. With respect to two of the acquired stores which were previously operated by a single licensee, our decision to acquire ownership of the stores in early February 2010 came as the result of circumstances which developed during December 2009 and January 2010 which raised substantial doubt as to the licensee's ability to pay amounts owed to us. Accordingly, we anticipate recording additional bad debt charges of approximately $1,000 to $1,500 during the first quarter of fiscal 2010 associated with this licensee.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued authoritative guidance which established the FASB Standards Accounting Codification ("ASC" or "Codification") as the source of authoritative GAAP recognized by the FASB to be applied to nongovernmental entities, and rules and interpretive releases of the SEC as authoritative GAAP for SEC registrants. The Codification supersedes all the existing non-SEC accounting and reporting standards upon its effective date and, subsequently, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. The guidance is not intended to change or alter existing GAAP. The guidance became effective for Bassett in the fourth quarter of 2009. The guidance did not have an impact on the Company's financial position, results of operations or cash flows. All references to previous numbering of FASB Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts have been removed from the financial statements and accompanying footnotes.

In June 2009, the FASB issued authoritative guidance on the consolidation of VIEs, which will be effective for our first quarter of fiscal 2010. This new guidance requires entities to perform a qualitative analysis to determine whether the enterprise's variable interest or interests give it a controlling financial interest in a variable interest entity. The enterprise is required to assess, on an ongoing basis, whether it is a primary beneficiary or has an implicit responsibility to ensure that a variable interest entity operates as designed. This guidance changes the previous quantitative approach for determining the primary beneficiary to a qualitative approach based on which entity (a) has the power to direct activities of a variable interest entity that most significantly impact economic performance and (b) has the obligation to absorb losses or receive benefits that could be significant to the variable purpose entity. In addition, it requires enhanced disclosures that will provide investors with more transparent information about an enterprise's involvement with a variable interest entity. We are currently evaluating the impact, if any, that adoption may have on our financial statements.

In May 2009, the FASB issued authoritative guidance that establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued, referred to as subsequent events. Thus, users of financial statements are put on notice of the date after which subsequent events are not reported. This guidance is effective with all interim or annual financial statements for periods ending after June 15, 2009. The adoption did not impact the financial position or results of operations. We evaluated all events or transactions that occurred from November 28, 2009 through February 11, 2010, the date these financial statements were issued.

(In thousands, except share and per share data)

In April 2009, the FASB issued guidance regarding the recognition and presentation of other-than-temporary impairments. This standard provides new guidance on the recognition and presentation of an other-than-temporary impairment for debt securities classified as available-for-sale and held-to-maturity and provides certain new disclosure requirements for both debt and equity securities. This standard was effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company has adopted these provisions and there was no significant impact on our consolidated financial statements.

In April 2009, the FASB issued guidance that requires disclosures about fair value of financial instruments in interim financial statements as well as in annual financial statements. These provisions were effective for interim and annual periods ending after June 15, 2009, with early adoption permitted. We began providing the related disclosures starting with our interim financial statements as of August 29, 2009.

In December 2007 the FASB issued ASC 805-20, "Business Combinations - Identifiable Assets, Liabilities and Any Non-Controlling Interest" ("ASC 805-20"). ASC 805-20 amends and clarifies ASC 805 which requires that the acquisition method of accounting, instead of the purchase method, be applied to all business combinations and that an "acquirer" is identified in the process. The guidance requires that fair market value be used to recognize assets and assumed liabilities instead of the cost allocation method where the costs of an acquisition are allocated to individual assets based on their estimated fair values. Goodwill would be calculated as the excess purchase price over the fair value of the assets acquired; however, negative goodwill will be recognized immediately as a gain instead of being allocated to individual assets acquired. Costs of the acquisition will be recognized separately from the business combination. The end result is that the statement improves the comparability, relevance and completeness of assets acquired and liabilities assumed in a business combination. The guidance will be effective for us beginning in fiscal 2010. We are currently evaluating the impact ASC 805-20 will have on our financial statements.

In October 2009, the FASB issued ASU No. 2009-13, "Multiple-Deliverable Revenue Arrangements", ("ASU 2009-13") and ASU No. 2009-14, "Certain Arrangements That Include Software Elements", ("ASU 2009-14"). ASU 2009-13 requires entities to allocate revenues in the absence of vendor-specific objective evidence or third party evidence of selling price for deliverables using a selling price hierarchy associated with the relative selling price method. ASU 2009-14 removes tangible products from the scope of software revenue guidance and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are covered by the scope of the software revenue guidance. ASU 2009-13 and ASU 2009-14 should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. We do not expect that the adoption of ASU 2009-13 or ASU 2009-14 will have a material impact on our consolidated results of operations or financial condition.

In December 2009, the FASB issued ASU No. 2009-16, "Transfers and Servicing (Topic 860): Accounting for the Transfers of Financial Assets" which amends the ASC to include SFAS No.166, "Accounting for Transfers of Financial Assets - an Amendment of FASB Statement No. 140". SFAS No. 166 revised SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities - a Replacement of FASB Statement No. 125" requiring additional disclosures about transfers of financial assets, including securitization transactions, and any continuing exposure to the risks related to transferred financial assets. It also eliminates the concept of a "qualifying special-purpose entity", changes the requirements for derecognizing financial assets, and enhances disclosure requirements. ASU No. 2009-16 is effective prospectively, for annual periods beginning after November 15, 2009, and interim and annual periods thereafter. We do not expect the adoption of this guidance will have a material impact on our financial position or results of operations.

(In thousands, except share and per share data)

In January 2010, the FASB issued ASU No. 2010-01, "Equity (Topic 505) Accounting for Distributions to Shareholders with Components of Stock and Cash" which clarifies that the stock portion of a distribution to shareholders that allow them to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in earnings per share prospectively and is not a stock dividend. This update is effective for our first quarter of fiscal 2010. The adoption of ASU No. 2010-01 is not expected to have a material impact on our consolidated financial position or results of operations.

In January 2010, the FASB issued ASU No. 2010-02, "Consolidation (Topic 810) Accounting and Reporting for Decreases in Ownership of a Subsidiary - a Scope Clarification". ASU 2010-02 clarifies Topic 810 implementation issues relating to a decrease in ownership of a subsidiary that is a business or non-profit activity. This amendment affects entities that have previously adopted Topic 810-10 (formally SFAS 160). This update is effective for our first quarter of fiscal 2010. The adoption of ASU No. 2010-02 is not expected to have a material impact on our consolidated financial position or results of operations.

3. Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) is comprised of the following, net of taxes:

	November 28, 2009	November 29, 2008
Actuarial adjustment to supplemental executive retirement defined benefit plan	$ 337	$ 60
Unrealized holding gains (losses)	2,163	(259)
Excess of additional pension liability over unamortized transition obligation	(382)	(231)
	$2,118	$(429)

4. Accounts Receivable

Accounts receivable consists of the following:

	November 28, 2009	November 29, 2008
Gross accounts receivable	$ 45,362	$48,780
Allowance for doubtful accounts	(10,757)	(7,987)
Net accounts receivable	$ 34,605	$40,793

Activity in the allowance for doubtful accounts was as follows:

	2009	2008
Balance, beginning of the year	$ 7,987	$ 7,661
Additions charged to expense	8,908	9,869
Write-offs	(6,138)	(5,896)
Reclassification of reserves to notes and lease/loan guarantee reserves	—	(3,647)
Balance, end of the year	$10,757	$ 7,987

(In thousands, except share and per share data)

5. Inventories

Inventories consist of the following:

	November 28, 2009	November 29, 2008
Wholesale finished goods	$19,519	$29,092
Work in process	199	251
Raw materials and supplies	6,299	7,853
Retail merchandise	15,386	14,995
Total inventories on first-in, first-out method	41,403	52,191
LIFO adjustment	(6,161)	(7,393)
Reserve for excess and obsolete inventory	(1,854)	(2,505)
	$33,388	$42,293

During 2007, we liquidated certain LIFO inventories, which decreased cost of sales by $3,440. We source a significant amount of our wholesale product from other countries. During fiscal 2009 and 2008, we purchased $19,021 and $29,687 from two vendors, respectively, located in China.

We estimate an inventory reserve for excess quantities and obsolete items based on specific identification and historical write-offs, taking into account future demand, market conditions and the respective valuations at LIFO. The need for these reserves is primarily driven by the normal product life cycle. As products mature and sales volumes decline, we rationalize our product offerings to respond to consumer tastes and keep our product lines fresh. If actual demand or market conditions in the future are less favorable than those estimated, additional inventory write-downs may be required. In determining reserves, we calculate separate reserves on our wholesale and retail inventories. Our wholesale inventories tend to carry the majority of the reserves for excess quantities and obsolete inventory due to the nature of our distribution model. These wholesale reserves primarily represent design and/or style obsolescence. Typically, product is not shipped to our retail warehouses until a consumer has ordered and paid a deposit for the product. We do not typically hold retail inventory for stock purposes. Consequently, floor sample inventory and inventory for delivery to customers account for the majority of our inventory at retail. Retail reserves are based on accessory and clearance floor sample inventory in our stores and any inventory that is not associated with a specific customer order in our retail warehouses.

Activity in the reserves for excess quantities and obsolete inventory by segment are as follows:

	2009	2008
Wholesale Segment		
Balance, beginning of the year	$ 2,071	$ 2,907
Additions charged to expense	2,272	2,223
Write-offs	(2,878)	(3,059)
Balance, end of the year	$ 1,465	$ 2,071
Retail Segment		
Balance, beginning of the year	$ 434	$ 451
Additions charged to expense	491	475
Write-offs	(536)	(492)
Balance, end of the year	$ 389	$ 434

(In thousands, except share and per share data)

6. Notes Receivable

Notes receivable consists of the following:

	November 28, 2009	November 29, 2008
Notes receivable	$19,411	$21,801
Allowance for doubtful accounts and discounts on notes receivable	(8,950)	(6,596)
Notes receivable, net	10,461	15,205
Less: current portion of notes receivable	(2,152)	(1,597)
Long term notes receivable	$ 8,309	$13,608

Our notes receivable, which bear interest at rates ranging from 8.25% to 2%, consist primarily of amounts due from our licensees from loans made by the Company to help licensees fund their operations. Approximately 64% and 65% of our notes receivable represent conversions of past due accounts receivable at November 28, 2009 and November 29, 2008, respectively. The net carrying value of notes receivable that are considered to be on non-accrual status for the recognition of interest is $3,083 at November 28, 2009.

Activity in the allowance for doubtful accounts and discounts was as follows:

	2009	2008
Balance, beginning of the year	$ 6,596	$2,617
Additions charged to expense	6,297	1,900
Write-offs	(3,813)	(261)
Amortization of discounts	(130)	(89)
Reclassification of reserves from accounts receivable allowance for doubtful accounts	—	2,429
Balance, end of the year	$ 8,950	$6,596

We amortize the related note discount over the contractual term of the note and cease amortizing the discount to interest income when the present value of expected future cash flows is less than the carrying value of the note. Interest income on the notes, which is included in other loss, net, was $681, $705 and $663 for fiscal 2009, 2008, and 2007, respectively.

During fiscal 2009 we converted past due trade accounts receivable and refinanced an existing note receivable of three licensees. As part of the improvement plans with one of our licensees, we converted $1,100 of past due trade accounts receivable and refinanced an existing note with a remaining balance of $224 into a $1,324 long-term note bearing interest at 4.75%. This note requires interest only payments through 2011 and interest and principal payments due monthly through its maturity on December 31, 2016. Additionally, we converted $550 and $250 of past due trade accounts receivable for two licensees to 4.75% long-term interest bearing notes. The $550 note requires interest only payments through March 16, 2012, and principal and interest payments due monthly through its maturity date of March 16, 2015. The $250 note requires interest only payments through March 16, 2011, with the remaining interest and principal due on April 16, 2011.

(In thousands, except share and per share data)

The initial carrying value of the notes is determined using present value techniques which consider the fair market rate of interest based on the licensee's risk profile and estimated cash flows to be received. We considered the stated interest rates to be below market due to the overall lack of availability of credit in the financial markets. The following table presents summary fair value information at the inception of these notes:

Face Value of Note Receivable	Discount Rate	Fair Value
$1,324	19.50%	$672
550	5.25%	539
250	19.61%	187

In addition, the estimated fair value of our notes receivable portfolio at November 28, 2009 was $10,208. The inputs into this fair value calculation reflect our market assumptions and are not observable, see Note 8.

These notes, as well as our accounts receivable, are secured by the filing of security statements in accordance with the Uniform Commercial Code and/or real estate owned by the note holder and in some cases, personal guarantees by our licensees.

7. Property and Equipment

Property and equipment consist of the following:

	November 28, 2009	November 29, 2008
Land	$ 11,297	$ 12,299
Buildings and leasehold improvements	62,392	62,243
Machinery and equipment	78,464	81,526
	152,153	156,068
Less accumulated depreciation	(101,517)	(98,913)
	$ 50,636	$ 57,155

Depreciation expense for property and equipment was $5,507, $5,979, and $6,625, in fiscal 2009, 2008, and 2007, respectively. The net book value of property and equipment utilized by Company-owned stores for 2009 and 2008, was $37,263 and $40,099, respectively.

8. Financial Instruments, Investments and Fair Value Measurements

Financial Instruments

Our financial instruments include cash and cash equivalents, accounts receivable, notes receivable, investment securities, cost and equity method investments, accounts payable and long-term debt. Because of their short maturity, the carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value. Our cost and equity method investments generally involve entities for which it is not practical to determine fair values.

(In thousands, except share and per share data)

Investments

Our investments consist of the following:

	November 28, 2009	November 29, 2008
Available-for-sale securities	$13,886	$12,007
Alternative Asset Fund	1,045	23,053
	$14,931	$35,060

Although we have the ability to buy and sell the individual marketable securities classified as available-for-sale, we are required to maintain a certain dollar amount in those brokerage accounts subject to the Securities Account Control Agreement as part of the revolving credit facility, see Note 13.

As of November 28, 2009, available-for-sale securities consisted of the following:

	Cost Basis	Gross Unrealized		Market Value
		Gains	Losses	
Equity securities	$10,193	$2,116	$ (21)	$12,288
Fixed income securities	1,530	68	—	1,598
	$11,723	$2,184	$ (21)	$13,886

As of November 29, 2008, available-for-sale securities consisted of the following:

	Cost Basis	Gross Unrealized		Market Value
		Gains	Losses	
Equity securities	$10,992	$577	$(1,008)	$10,561
Fixed income securities	1,446	14	(14)	1,446
	$12,438	$591	$(1,022)	$12,007

Realized earnings which include realized gains and losses and dividend and interest income were $764, $1,447 and $2,897 for fiscal 2009, 2008, and 2007 respectively. These amounts are recorded in income (loss) from investments in our consolidated statements of operations. Of the $1,598 in fixed income securities, $478 matures in less than five years with the remainder maturing in greater than 20 years.

Due to the market fluctuations during the last half of 2008 and the first quarter of 2009, many of our holdings sustained significant losses. Consequently, we recorded losses that were considered to be other than temporary of $1,255 and $3,296 for 2009 and 2008, respectively.

(In thousands, except share and per share data)

The Alternative Asset Fund is marked to market based upon the net asset values provided by the general partner, adjusted for estimated liquidity discounts with the resultant difference from the prior valuation included in income (loss) from investments in the accompanying statements of operations. Due to the liquidation restrictions imposed on all of the remaining assets, we have determined that a discount to the stated net asset values is necessary to reflect the fair value. Consequently, we recorded a fair value adjustment of $113 and $66 in fiscal 2009 and 2008, respectively. Investment balances by fund are presented below.

	November 28, 2009	November 29, 2008
Styx Partners, L.P.	$ —	$13,461
HBK Fund, L.P.	—	6,022
DB Zwirn Special Opportunities Fund, L.P.	749	3,254
Cash and Other	296	316
	$1,045	$23,053

The Alternative Asset Fund commenced operations on July 1, 1998 as a limited partnership between the Company and Private Advisors, L.L.C., the general partner. The objective of the Fund was to achieve consistent positive returns, while attempting to reduce risk and volatility, by placing its capital with a variety of hedge funds and experienced portfolio managers. Our investment in the Fund included investments in various other private limited partnerships, which contained contractual commitments with elements of market risk. These contractual commitments, which included fixed-income securities and derivatives, may have involved future settlements, which gave rise to both market and credit risk. The Fund's exposure to market risk was determined by a number of factors, including the size, composition, and diversification of positions held, volatility of interest rates, market currency rates, and liquidity.

In 2008, we requested that our general partner begin to liquidate all of our investments in the Fund. During fiscal 2009 and 2008, we received $19,258, and $23,250, respectively, for liquidations associated with various investments in the Fund. As of November 28, 2009, the Fund held only a $749 investment in the DB Zwirn Special Opportunities Fund, L.P., along with some remaining cash to be distributed in early 2010. Due to the level of the remaining assets in the Fund, the Company and Private Advisors, L.L.C. dissolved the partnership effective December 31, 2009 and the Fund's remaining investment interest in the DB Zwirn fund was transferred to the Company.

The DB Zwirn Special Opportunities Fund, L.P. is in the process of liquidating all of its underlying investments to wind down the fund. Once fully liquidated, which is not expected in the near term, we will be paid our pro rata share of the proceeds. We will continue to monitor the progress of the fund liquidation and adjust our valuation as necessary.

Fair Value Measurement

Fair value measurement techniques are based on observable and unobservable inputs. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect our market assumptions. These inputs are classified into the following hierarchy:

Level 1 Inputs—Quoted prices for identical instruments in active markets.

Level 2 Inputs—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 Inputs—Instruments with primarily unobservable value drivers.

(In thousands, except share and per share data)

The fair values of our marketable securities and our investment in the Alternative Asset Fund based on the level of inputs are summarized below:

	Level 1	Level 2	Level 3	Fair Value
Assets				
Marketable Securities	$13,886	—	—	$13,886
Investment in Alternative Asset Fund	—	—	1,045	1,045
Total Assets	$13,886	—	$1,045	$14,931

The table below provides a reconciliation of all assets measured at fair value on a recurring basis which use level three or significant unobservable inputs for the period of November 29, 2008 to November 28, 2009.

	Fair value Measurements Using Significant Unobservable Inputs (Level 3 Inputs)
	Investment in Alternative Asset Fund
Balance at November 29, 2008	$ 23,053
Total losses included in earnings related to change in underlying net assets	(2,730)
Tax withholdings by general partner	(20)
Redemptions	(19,258)
Transfers in and/or out of Level 3	—
Balance November 28, 2009	$ 1,045

The carrying values and approximate fair values of financial instruments as of November 28, 2009 and November 29, 2008 were as follows:

	November 28, 2009		November 29, 2008	
	Carrying value	Fair value	Carrying value	Fair value
Assets:				
Cash and cash equivalents	$23,221	23,221	$ 3,777	$ 3,777
Accounts receivable, net	34,605	34,605	40,793	40,793
Notes receivable, net	10,461	10,208	15,205	9,547
Investments	14,931	14,931	35,060	35,060
Liabilities:				
Accounts payable	$14,711	14,711	$18,747	$18,747
Real estate notes payable	21,346	20,784	22,158	23,555
Bank debt	15,000	15,000	19,000	19,000
Lease/loan guarantee reserves	3,366	3,366	2,005	2,005

9. Income from the Continued Dumping and Subsidy Offset Act

In 2000, the United States Congress passed the Continued Dumping and Subsidy Offset Act (CDSOA). The Act requires that revenues from antidumping and countervailing duties on designated imports be distributed, on an annual basis, to the domestic producers that were either petitioners or interested parties supporting the petition that resulted in duties being levied. The CDSOA originally targeted the steel industry and eventually spread to

(In thousands, except share and per share data)

other industries, including the furniture industry, specifically targeting wooden bedroom furniture produced in China. We supported the petition on wooden bedroom furniture produced in China. We recognized $1,627, $2,122 and $2,135 of CDSOA income in fiscal 2009, 2008, and 2007, respectively. In 2006, legislation was enacted that ends CDSOA distributions for monies collected after September 30, 2007, although distributions of monies collected prior to that date have continued during 2008 and 2009. Therefore, we expect that distributions after 2009 will be reduced and will eventually cease.

10. Licensee Acquisitions and Goodwill

As we continually monitor our business relationships with our licensees, we may determine from time to time that it is in our best interest to acquire a licensee's operations in order to mitigate certain risks associated with the poor performance or potential failure of a licensee. Such risks include loss of receivables or underlying collateral, potential impairment of the value of our investments in real estate used by a licensee or exposure to contingent liabilities under lease guarantees, and potential harm to our market share and brand integrity with a licensee's market. In addition, we are sometimes approached by our licensees to acquire all or certain stores operated by the licensee. We evaluate such opportunities considering, among other things, the viability of the market and our participation in the store real estate. During fiscal 2009, we acquired nine stores while in fiscal 2008 we acquired two stores. Many of these acquisitions were funded through the exchange of existing accounts receivable for the net assets acquired from the licensee. The pro forma impact of the acquisitions on prior periods is not presented as the impact is not material to operations. The following is a collective summary of the purchase price allocations for those acquisitions:

	Year Ended	
	November 28, 2009	November 29, 2008
Consideration given:		
Cash	$ 481	$ 216
Accounts receivable	1,933	1,117
	2,414	1,333
Net assets acquired:		
Inventory	2,798	493
Fixed assets/other	841	5,736
Various liabilities	(1,225)	(5,428)
Goodwill	$ —	$ 532

The carrying value of our goodwill, which is included in other long-term assets in the accompanying consolidated balance sheets, by reporting unit and the activity for fiscal 2009 and 2008 is as follows:

	Wholesale	Retail	Real Estate/ Investments	Total
Balance as of November 24, 2007	$ 3,548	$ —	$—	$ 3,548
Goodwill from store acquisition	383	149		532
Impairment charge	(3,548)	—	—	(3,548)
Balance as of November 29, 2008	383	149	—	532
Goodwill from store acquisition				—
Impairment charge	(383)	(149)	—	(532)
Balance as of November 28, 2009	$ —	$ —	$—	$ —

(In thousands, except share and per share data)

We perform our annual goodwill impairment review as of the beginning of our fiscal fourth quarter. Based on our discounted cash flow analysis, the sharp decline in our market capitalization over the last half of fiscal 2008 and the first quarter of fiscal 2009 as well as the continuing recessionary environment for the home furnishings industry, we concluded that our goodwill was impaired and recorded a charge of $532 and $3,548 for fiscal 2009 and 2008, respectively. The impairment charge is included in restructuring, impaired asset charges other unusual gain, net in our consolidated statement of operations. See Note 16.

11. Unconsolidated Affiliated Companies

International Home Furnishings Center

The International Home Furnishings Center ("IHFC") owns and leases showroom space in High Point, North Carolina. Our ownership interest is 46.9% and is accounted for using the equity method. Our investment reflects a credit balance due to our cumulative receipt of dividends exceeding our cumulative portion of IHFC's earnings. The credit balance was $10,954 and $11,910 at November 28, 2009 and November 29, 2008, respectively, and is reflected in the liabilities section in the accompanying consolidated balance sheets. This balance resulted from IHFC's refinancing of its real estate based on the market value of the property and using the proceeds to pay a special dividend to its owners. We also lease 28,576 square feet of showroom space from IHFC at what we believe to be competitive market rates.

Our share of earnings which is recorded in income from unconsolidated affiliated companies, net in our consolidated statement of operations and dividends from this investment were as follows:

	2009	2008	2007
Earnings Recognized	$4,705	$6,424	$6,316
Dividends Received	3,749	6,091	6,091

Summarized financial information for IHFC is as follows:

	2009	2008	2007
Current assets	$ 21,002	$ 14,242	$ 16,935
Non-current assets	43,448	46,689	48,284
Current liabilities	9,371	12,206	15,243
Long-term liabilities	113,000	110,485	112,625
Revenues	40,618	45,718	47,089
Net income	10,042	13,713	13,570

Zenith Freight Lines, LLC

We own 49% of Zenith Freight Lines, LLC, ("Zenith") which hauls freight for us and many of our customers. Our investment balance was $4,982 at November 28, 2009 and $4,718 at November 29, 2008 and is recorded in other long-term assets. We paid Zenith approximately $19,469, $24,006, and $24,797, for freight expense and logistical services in 2009, 2008, and 2007, respectively. At November 28, 2009 and November 29, 2008 we owed Zenith $1,397 and $1,633, respectively, for services rendered to us. We recorded the following income (losses) in income from unconsolidated affiliated companies, net in our consolidated statements of operations:

	2009	2008	2007
Earnings (Loss) Recognized	$362	$(124)	$(422)
Dividends Received	98	—	—

(In thousands, except share and per share data)

12. Income Taxes

The components of the income tax provision (benefit) are as follows:

	2009	2008	2007
Current:			
Federal	$(1,777)	$ (740)	$(2,012)
State	23	282	916
Deferred:			
Increase (decrease) in valuation allowance	9,553	23,383	(359)
Federal	(8,112)	(4,758)	(2,417)
State	(1,441)	(1,222)	(187)
Total	$(1,754)	$16,945	$(4,059)

A reconciliation of the statutory federal income tax rate and the effective income tax rate, as a percentage of income before income taxes, is as follows:

	2009	2008	2007
Statutory federal income tax rate	(34.0)%	(34.0)%	(35.0)%
Dividends received deduction	(5.8)	(8.2)	(13.9)
Goodwill impairment	0.7	5.2	—
Change in income tax valuation allowance	39.1	98.2	1.9
Change in income tax reserves	(0.4)	(0.7)	0.6
State income tax, net of federal benefit	(5.0)	(2.6)	(1.5)
Write of deferred tax assets related to equity method investees	—	12.5	—
Adjustment to deferred tax asset related to LRG investment becoming wholly owned	—	—	17.1
Other	(1.7)	1.9	1.7
Effective income tax rate	(7.1)%	72.3%	(29.1)%

(In thousands, except share and per share data)

The income tax effects of temporary differences and carryforwards, which give rise to significant portions of the deferred income tax assets and deferred income tax liabilities, are as follows:

	November 28, 2009	November 29, 2008
Deferred income tax assets:		
Trade accounts receivable	$ 4,029	$ 2,992
Inventories	1,801	1,969
Property and equipment	2,043	2,031
Notes receivable	3,353	2,128
Retirement benefits	4,995	5,269
Federal net operating loss and credit carryforwards	6,518	827
State net operating loss carryforwards	3,200	2,153
Unrealized holding losses, net	—	168
Other than temporary impairment of marketable securities	495	891
Net distributions from affiliates in excess of income	3,733	4,473
Lease termination accruals	1,311	871
Other	3,251	1,578
Gross deferred income tax assets	34,729	25,350
Valuation allowance	(33,003)	(24,430)
Total deferred income tax assets	1,726	920
Deferred income tax liabilities:		
Prepaid expenses and other	104	148
Unrealized holding gains, net	810	—
Total gross deferred income tax liabilities	914	148
Net deferred income tax assets	$ 812	$ 772

Due to the losses incurred in fiscal 2009 and 2008, we remain in a cumulative loss position for the past three years which is considered significant negative evidence that is difficult to overcome a "more likely than not" standard through objectively verifiable data. While our long-term financial outlook remains positive and we have certain tax planning strategies that could produce future taxable income and may help us to realize our deferred tax assets, we concluded that our ability to rely on our long-term outlook and forecasts as to future taxable income was limited due to uncertainty created by the weight of the negative evidence. As a result, we have recorded a valuation allowance on certain of the deferred tax assets. The following table represents a summary of the valuation allowances against deferred tax assets:

	2009	2008	2007
Balance, beginning of the year	$24,430	$ 1,047	$1,406
Additions charged to expense	9,553	23,383	—
Deductions reducing expense	—	—	(359)
Deductions recorded as a component of other comprehensive (income) loss	(980)	—	—
Balance, end of the year	$33,003	$24,430	$1,047

In November 2009, Congress passed the "Worker, Homeownership, and Business Assistance Act of 2009" (the Act) which, among other things, extends the general carryback period for 2008 or 2009 NOLs from two years to up to five. Eligible corporations may to elect to carry back "applicable NOLs" three, four, or five years. An "applicable NOL" is an NOL that arises in a tax year either beginning or ending in 2008 or 2009. These

(In thousands, except share and per share data)

provisions of the Act also suspend the 90% limit on the utilization of alternative tax NOLs against alternative minimum taxable income for all years in the carryback period. In the case of an election to carry back the applicable NOL to the fifth preceding year, the amount of the NOL carryback that may be applied in that fifth carryback year is limited to 50% of taxable income of that fifth preceding year. Prior to the passage of the Act, we had exhausted our availability for loss carrybacks. As a result of applying the provisions of the Act, we recorded a tax benefit of $1,673 associated with the additional carryback availability.

We have a federal net operating loss carryforward for tax purposes of $13,214 to offset future taxable income which expires in 2029. We also have state net operating loss carryforwards available to offset future taxable state income of $57,104, which expire in varying amounts between 2010 and 2029. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards.

During the fourth quarter of 2007, we recorded a pretax charge of $2,154 related to a settlement and debt restructuring with the minority interest parties of LRG Furniture, LLC. As part of the settlement and debt restructuring, we purchased the remaining 20% interest in LRG and restructured certain debt obligations to be paid out over the next six years. In conjunction with the acquisition, the Company recorded a tax charge of $2,383 associated with the write-off of deferred tax assets due to the termination of the LRG partnership.

Income tax refunds received, net of taxes paid, during 2009 were $3,246. Income taxes paid, net of refunds received, during 2008 and 2007 were $295, and $1,785, respectively.

Effective November 25, 2007, we adopted certain provisions of FIN 48, *Income Taxes* (now codified under ASC 740), which prescribe a comprehensive model for how a company should recognize, measure, present, and disclose in its consolidated financial statements uncertain tax positions that the Company has taken or expects to take on a tax return. The adoption resulted in a non-cash transition (cumulative effect of a change in accounting principle) adjustment of $746 which was recorded as a decrease to beginning retained earnings. The transition adjustment is a result, primarily, of tax positions associated with state income tax exposures and interest on certain temporary differences. Our continuing practice is to recognize interest and penalties related to income tax matters as a component of income tax expense.

As of November 28, 2009, the gross amount of unrecognized tax benefits was approximately $1,580, exclusive of interest and penalties. Of this balance, if we were to prevail on all unrecognized tax benefits recorded, approximately $768 would benefit the effective tax rate. As of November 29, 2008, the gross amount of unrecognized tax benefits was approximately $1,588, exclusive of interest and penalties. Of this balance, if we were to prevail on all unrecognized tax benefits recorded, approximately $816 would benefit the effective tax rate. We regularly evaluate, assess and adjust the related liabilities in light of changing facts and circumstances, which could cause the effective tax rate to fluctuate from period to period.

The following table summarizes the activity related to our gross unrecognized tax benefits.

	2009	2008
Balance, beginning of the year	$1,588	$1,687
Gross increases	40	19
Gross decreases, primarily due to the expiration of statutes	(48)	(118)
Balance, end of the year	$1,580	$1,588

We recognize interest and penalties related to unrecognized tax benefits in income tax expense. During fiscal 2009 and 2008, we recognized $47 and $54 of interest expense recovery and $11 and $22 of penalty expense recovery, respectively, related to the unrecognized benefits noted above in our consolidated statement of

(In thousands, except share and per share data)

operations. At November 28, 2009 and November 29, 2008, the consolidated balance sheets include accrued interest of $271 and $318, and penalties of $173 and $184, respectively, due to unrecognized tax benefits.

Significant judgment is required in evaluating the Company's federal and state tax positions and in the determination of its tax provision. Despite our belief that the liability for unrecognized tax benefits is adequate, it is often difficult to predict the final outcome or the timing of the resolution of any particular tax matter. We may adjust these liabilities as relevant circumstances evolve, such as guidance from the relevant tax authority, or resolution of issues in the courts. These adjustments are recognized as a component of income tax expense in the period in which they are identified. The Company also cannot predict when or if any other future tax payments related to these tax positions may occur.

Currently, there are no examinations in process of any of the Company's income tax returns. We remain subject to examination for tax years 2006 through 2008 for all of our major tax jurisdictions.

13. Real Estate Notes Payable and Bank Debt

The real estate notes payable and bank debt is summarized as follows:

	November 28, 2009	November 29, 2008
Real estate notes payable	$21,346	$22,158
Bank debt	15,000	19,000
	36,346	41,158
Less:		
Current portion of real estate notes payable	(4,393)	(812)
	$31,953	$40,346

Real Estate Notes Payable

Certain of our retail real estate properties have been financed through commercial mortgages which are payable over periods of one to twenty years and have interest rates ranging from 6.73% to 9.18%. . The weighted average interest rate is 7.81%. Interest paid on our mortgages during fiscal 2009, 2008 and 2007 was $1,712, $1,775 and $1,587, respectively. These mortgages are collateralized by the respective properties with net book value of $29,279 at November 28, 2009.

The fair value of these mortgages was $20,784 and $23,555 at November 28, 2009 and November 29, 2008, respectively. In determining the fair value, the Company utilized current market interest rates for similar instruments. The inputs into these fair value calculations reflect our market assumptions and are not observable. Consequently, the inputs are considered to be Level III as specified in the fair value hierarchy in ASC 820, *Fair Value Measurements and Disclosures*, see Note 8.

Maturities of real estate notes payable are as follows:

Fiscal 2010	$ 4,393
Fiscal 2011	9,617
Fiscal 2012	274
Fiscal 2013	3,122
Fiscal 2014	196
Thereafter	3,744
	$21,346

(In thousands, except share and per share data)

Bank Debt

On October 6, 2009, we amended our revolving credit facility. The amendment decreased our total facility from $45,000 to $30,000, adjusted the variable interest rate to LIBOR plus 2.75% with a 4.25% minimum rate (4.25% on November 28, 2009) and reset the Tangible Net Worth requirement at a minimum of $95,000 for fiscal 2009 and $90,000 for fiscal 2010.

The revolving credit facility contains, among other provisions, certain defined financial requirements including a minimum level of Tangible Net Worth, as defined in the credit agreement. Borrowings under the facility, which mature November 30, 2010, are secured by a pledge of certain marketable securities and substantially all of our receivables and inventories. At November 28, 2009, we have approximately $4,175 available for borrowing under the facility, after deducting amounts for outstanding letters of credit and guarantees under the licensee loan program. In addition, to the extent the value of the marketable securities falls below $16,000, our Borrowing Base, as defined, is decreased by 125% of the difference between $16,000 and the actual value of those securities. Because the facility bears interest at a variable rate which fluctuates with credit market conditions, the fair value of this obligation is considered to be approximately equal to its carrying amount.

Total interest paid during fiscal 2009, 2008 and 2007 was $2,396, $2,662 and $2,774, respectively.

14. Post-Employment Benefit Obligations

Supplemental Retirement Income Plan

We have an unfunded Supplemental Retirement Income Plan (the "Supplemental Plan") that covers one current and certain former executives. Upon retirement, the Supplemental Plan provides for lifetime monthly payments in an amount equal to 65% of the participant's final average compensation as defined in the Supplemental Plan, which is reduced by certain social security benefits to be received and other benefits provided by us. The Supplemental Plan also provides a death benefit that is divided into (a) prior to retirement death, which pays the beneficiary 50% of final average annual compensation for a period of 120 months, and (b) post-retirement death, which pays the beneficiary 200% of final average compensation in a single payment. We own life insurance policies with a current net death benefit of $5,821 on these executives and expect to substantially fund this death benefit through the proceeds received upon the death of the executive. Funding for the remaining cash flows is expected to be provided through operations. There are no benefits payable as a result of a termination of employment for any reason other than death or retirement, other than a change of control provision which provides for the immediate vesting and payment of the retirement benefit under the Supplemental Plan in the event of an employment termination resulting from a change of control.

(In thousands, except share and per share data)

Summarized information for the plan measured as of the end of each year presented, is as follows:

	2009	2008
Change in Benefit Obligation:		
Projected benefit obligation at beginning of year	$10,671	$ 12,034
Service cost	35	54
Interest cost	627	632
Actuarial gains	(226)	(953)
Benefits paid	(1,250)	(1,096)
Projected benefit obligation at end of year (Funded Status)	$ 9,857	$ 10,671
Accumulated Benefit Obligation	$ 9,572	$ 10,412
Amounts recognized in the consolidated balance sheet:		
Current liabilities	$ (2,190)	$ (1,189)
Noncurrent liabilities	(7,667)	(9,482)
	$ (9,857)	$(10,671)
Amounts recognized in accumulated other comprehensive income:		
Transition obligation	$ 382	$ 424
Actuarial gain	(337)	(111)
Net amount recognized	$ 45	$ 313
Total recognized in net periodic benefit cost and accumulated other comprehensive income:	$ 579	$ 120

	2009	2008	2007
Components of Net Periodic Pension Cost:			
Service cost	$ 35	$ 54	$ 101
Interest cost	627	632	676
Amortization of transition obligation	42	42	42
Amortization of unrecognized actuarial loss	—	—	12
Net periodic pension cost	$ 704	$ 728	$ 831
Assumptions used to determine net periodic pension cost:			
Discount rate	5.25%	6.25%	5.50%
Increase in future compensation levels	3.00%	3.00%	3.00%
Estimated Future Benefit Payments (with mortality):			
Fiscal 2010	$2,190		
Fiscal 2011	792		
Fiscal 2012	766		
Fiscal 2013	739		
Fiscal 2014	710		
Fiscal 2015 through 2019	3,084		

Deferred Compensation Plan

We have an unfunded Deferred Compensation Plan that covers one current and certain former executives and provides for voluntary deferral of compensation. This plan has been frozen with no additional participants or

(In thousands, except share and per share data)

benefits permitted. We recognized expense of $377, $456, and $450 in fiscal 2009, 2008, and 2007, respectively, associated with the plan. Our liability under this plan was $3,174 and $3,347 as of November 28, 2009 and November 29, 2008, respectively, and is reflected in post employment benefit obligations.

Defined Contribution Plan

We have a qualified defined contribution plan (Employee Savings/Retirement Plan) that covers substantially all employees who elect to participate and have fulfilled the necessary service requirements. Employee contributions to the Plan are matched at the rate of 50% of up to 8% of gross pay, regardless of years of service; however, we suspended the matching contributions effective during the first quarter of 2009. The Plan incorporates provisions of Section 401(k) of the Internal Revenue Code. Employer matching contributions to the Plan for fiscal 2009, 2008, and 2007 were approximately $29, $636, and $783, respectively.

15. Capital Stock and Stock Compensation

We account for our stock-based employee and director compensation plans in accordance with ASC 718, *Compensation—Stock Compensation*. ASC 718 requires recognition of the cost of employee services received in exchange for an award of equity instruments in the financial statements over the period the employee is required to perform the services in exchange for the award (presumptively the vesting period). Our results of operations for fiscal 2009, 2008 and 2007, include $183, $252 and $228, respectively, of compensation expense related to restricted stock and stock options.

Stock Option Plans

In 1993, we adopted a Long Term Incentive Stock Option Plan (the "1993 Plan"), which expired in 2003. Under the 1993 Plan we had reserved for issuance 450,000 shares of common stock. Options outstanding under the 1993 Plan expired at various dates through 2007 and no shares are available for grant.

In 1993, we adopted a Stock Plan for Non-Employee Directors, which was amended in 2000 and expired in 2003. Under this stock option plan, we reserved for issuance 125,000 shares of common stock, including an additional 50,000 shares of common stock that were authorized for issuance in 2001. These options are exercisable for 10 years commencing six months after the date of grant. No shares were available for grant under this plan.

In 1997, we adopted an Employee Stock Plan (the "1997 Plan"), and reserved for issuance 950,000 shares of common stock. An additional 500,000 shares of common stock were authorized for issuance in 2000. In addition, the terms of the 1997 Plan allow for the re-issuance of any stock options which have been forfeited before being exercised. Options granted under the 1997 Plan may be for such terms and exercised at such times as determined by the Organization, Compensation, and Nominating Committee of the Board of Directors. Vesting periods typically range from one to three years.

In 2005, we adopted a Non-Employee Directors Stock Incentive Plan (the "Incentive Plan") and reserved 100,000 shares of common stock for grant. The Incentive Plan authorized incentive awards in the form of restricted stock or stock grants. All Directors of the Company who are not full-time employees of the Company are eligible to receive incentive awards under the Incentive Plan. Shares available for grant under the Incentive Plan were 27,615 and 74,074 at November 28, 2009 and November 29, 2008, respectively.

(In thousands, except share and per share data)

The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model. The risk free rate is based on the U.S. Treasury rate for the expected life at the time of grant, volatility is based on the average long-term implied volatilities of peer companies, the expected life is based on the estimated average of the life of options, and forfeitures are estimated on the date of grant based on certain historical data. The following table sets forth the weighted average fair value of options granted during 2007 and the weighted average assumptions used for such grants (there were no grants made in 2009 or 2008):

	2007
Fair value of options on grant date	$1.44
Expected life of options in years	5.0
Risk-free interest rate	4.2%
Expected volatility	25.0%
Dividend yield	7.0%

A summary of the foregoing plans at November 28, 2009, November 29, 2008, and November 24, 2007 and changes during the fiscal periods then ended is presented in the table below:

	Number of Shares	Weighted Average Price Per Share	Weighted Average Remaining Contractual Life (Years)	Average Intrinsic Value
Outstanding at November 25, 2006	1,415,910	$20.15		
Granted	213,500	11.71		
Exercised	(19,000)	13.79		$ 50
Forfeited	(119,725)	24.83		
Outstanding at November 24, 2007	1,490,685	18.64	5	$—
Exercisable at November 24, 2007	1,164,685	$20.08	4	$—
Available for grant at November 24, 2007	691,432			
Outstanding at November 24, 2007	1,490,685	$18.64		
Granted	—	—		
Exercised	(1,000)	10.54		$ 1
Forfeited	(258,047)	29.71		
Outstanding at November 29, 2008	1,231,638	16.33	3	$—
Exercisable at November 29, 2008	1,014,311	$16.94	3	$—
Outstanding at November 29, 2008	1,231,638	$16.33		
Granted	—	—		
Exercised	—	—		$—
Forfeited	(184,000)	$18.26		
Outstanding at November 28, 2009	1,047,638	$16.00	4	$—
Exercisable at November 28, 2009	938,972	$16.28	4	$—

(In thousands, except share and per share data)

Additional information regarding outstanding stock options outstanding at November 28, 2009 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$ 9.68 — $12.90	170,000	7.3	$10.68	118,001	$10.72
$12.91 — $16.13	468,638	2.0	14.79	449,471	14.79
$16.14 — $19.35	150,000	6.6	16.96	112,500	16.96
$19.36 — $22.58	259,000	4.2	21.11	259,000	21.11
	1,047,638			938,972	

As of November 28, 2009 and November 29, 2008, there were approximately 109,000 and 217,000 unvested stock options and $152 and $394, respectively, of total unrecognized compensation cost related to nonvested stock options granted under the Plans. All of the remaining options will vest during 2010.

The weighted average grant date fair value of these unvested options at November 28, 2009 and November 29, 2008 was $2.22. As of November 28, 2009 and November 29, 2008, there were 938,972 and 1,014,311 vested stock options with a weighted average grant date fair value of $3.90 and $4.27, respectively. The weighted average grant date fair value of options forfeited during 2009 and 2008 was $4.98 and $8.63, respectively.

Employee Stock Purchase Plan

In 2000, we adopted and implemented an Employee Stock Purchase Plan ("ESPP") that allows eligible employees to purchase a limited number of shares of our stock at 85% of market value. Under the ESPP we sold 48,726, 25,308 and 16,882 shares to employees in fiscal 2009, 2008 and 2007, respectively, which resulted in an immaterial amount of compensation expense.

Shareholders Rights Plan

Our Board of Directors adopted a Shareholders Rights Plan in 1998. If a person or group acquires beneficial ownership of 20% or more of the common stock outstanding, each right distributed under the plan will entitle its holder (other than such person or group) to purchase, at the right's exercise price, a certain number of shares of our Common Stock, other securities or property.

(In thousands, except share and per share data)

16. Restructuring, asset impairment, and other charges

The following table summarizes the restructuring, asset impairment charges and other unusual gain by year:

	2009	2008	2007
Restructuring, asset impairment charges and unusual gain, net			
Impairment of goodwill (See note 10)	$ 532	$ 3,548	$ —
Impairment of leasehold improvements	1,068	624	975
Impairment of other intangibles	—	240	—
Asset impairment charges associated with plant closures	485	—	3,609
Supply contract termination costs associated with fiberboard plant closure	408	—	—
Severance	494	—	960
Gain on sale of the airplane	—	(1,342)	—
	$2,987	$ 3,070	$5,544
Lease exit costs	$2,434	$ 642	$2,297
Proxy defense costs	$ —	$ 1,418	$ —
LRG settlement and debt restructuring	$ —	$ —	$2,154

Total restructuring, asset impairment charges and other unusual gain by segment are as follows:

	2009	2008	2007
Wholesale	$2,028	$2,446	$4,569
Retail	959	624	975
	$2,987	$3,070	$5,544

The following table summarizes the activity related to our accrued lease exit costs:

	2009	2008
Balance, beginning of the year	$ 2,325	$2,162
Provisions associated with corporate store and retail office closures	2,434	642
Provisions associated with licensee store closings	—	129
Provisions made to adjust previous estimates	334	193
Payments on unexpired leases	(1,308)	(950)
Payment to terminate lease commitment	(400)	—
Accretion of interest on obligations	114	149
Balance, end of the year	$ 3,499	$2,325
Current portion included in other accrued liabilities	$ 1,035	$ 614
Long-term portion included in other long-term liabilities	2,464	1,711
	$ 3,499	$2,325

Fiscal 2009

In 2009, we recorded non-cash asset impairment charges of $1,068 for the write-off of the remaining leasehold improvements for our Arlington, Texas and Alpharetta, Georgia retail stores as well as the closure of our retail office in Greensboro, North Carolina. Also included in that amount was a non-cash charge to write-down the carrying value of our long-lived assets associated with an underperforming retail location.

(In thousands, except share and per share data)

We recorded a $485 non-cash charge to write-down the value of the property and equipment as a result of the fiberboard plant closure in the fourth quarter of 2009. In addition, we recorded a $408 charge associated with the termination of a power supply contract for the fiberboard plant. This amount will be paid out over fiscal 2010 in monthly installments.

Lastly, we recorded severance charges of $320 associated with a reduction in workforce announced in March 2009 and $174 associated with the fiberboard plant closure.

These charges were based on ultimate payment amounts and approximated fair value. These amounts were determined based on Level 3 inputs, which include our judgment about future cash flows and other considerations.

Fiscal 2008

The operating results for the year ended November 29, 2008 included several unusual pretax items. During the fourth quarter, we recorded a $3,548 charge for the impairment of goodwill related to our wholesale reporting unit (see Note 10 to the consolidated financial statements for further discussion). We also recorded an additional impairment charge of $240 related to other intangibles. During 2008, we also recorded $624 to write-off the leasehold improvements and $642 for lease exit costs related to the closure of a corporate retail store. As part of our cost-cutting efforts, we sold our former airplane for $2,092 and recorded a gain of $1,342. Finally, we incurred legal and other expenses of $1,418 related to the proxy contest with Costa Brava Partnership III L.P. during the second quarter of 2008.

Fiscal 2007

During the first quarter of 2007, we made the decision to cease operations at our wood manufacturing facility in Bassett, Virginia. The closure of the 323,000 square foot facility was completed during June 2007 and affected approximately 280 employees. We have sourced the majority of the products previously produced at this facility from overseas suppliers, continued to produce certain custom bedroom products domestically and discontinued providing certain slower selling items. As a result of this decision, we recorded a $3,609 charge to write down the value of the plant and equipment and a $960 charge for severance benefits. We have disbursed all of the severance benefits.

During 2007, we also reduced our leased showroom space in the International Home Furnishings Center by approximately 60% and recorded a $975 charge to write-off the net book value of the corresponding capitalized tenant improvements.

As part of our expense reduction initiatives, we concluded during 2007 that four of our leased store locations would no longer be used by us as retail furniture locations. We have finalized sublease agreements for two of the stores thereby reducing our future cash outlays. Although no sublessee has been identified for the other store leases, we are actively marketing these locations. We recorded a $2,297 charge to recognize the future obligations associated with the leases, net of estimated sublease income.

During the fourth quarter of 2007, we recorded a pretax charge of $2,154 related to a settlement and debt restructuring with the minority interest partners of LRG Furniture, LLC. This $2,154 liability bears interest at 6.0% and is payable quarterly with principal amounts ranging from $50 to $75 depending on available cash flow, as defined, from LRG. The balance of the liability at November 28, 2009 and November 29, 2008, is $1,704 and $1,954, respectively. As part of the settlement, we purchased the remaining 20% interest in LRG for an additional $100. In conjunction with the settlement and debt restructuring, we recorded a tax charge of $2,383 associated with the write-off of deferred taxes due to the termination of the LRG partnership.

(In thousands, except share and per share data)

Accrued restructuring obligations of $535 and $-0- are included in other current liabilities in the accompanying balance sheets as of November 28, 2009 and November 29, 2008, respectively.

17. Contingencies

We are involved in various claims and actions, including environmental matters, which arise in the normal course of business. Although the final outcome of these matters cannot be determined, based on the facts presently known, it is our opinion that the final resolution of these matters will not have a material adverse effect on our financial position or future results of operations.

18. Leases, Lease Guarantees and Loan Guarantees

Leases

We lease land and buildings under operating leases that are used in the operation of our Company-owned retail stores as well as in the operation of independent licensee BFD stores. Our decision to exercise renewal options is primarily dependent on the level of business conducted at the location and the profitability thereof. Some store leases contain contingent rental provisions based upon sales volume. Additionally, we lease showroom space from IHFC, which is priced at what we believe to be a market rate. Lease terms range from one to 15 years and generally have renewal options of between five and 15 years. The following schedule shows future minimum lease payments under non-cancelable operating leases having remaining terms in excess of one year as of November 28, 2009:

2010	$ 14,589
2011	14,006
2012	13,421
2013	11,633
2014	8,237
Thereafter	17,630
	$ 79,516

Lease expense was $15,598, $13,340, and $12,679 for 2009, 2008, and 2007, respectively.

In addition to subleasing certain of these properties, we own retail real estate which we in turn lease to licensee operators of BFD stores. The following schedule shows minimum future rental income related to pass-through rental expense on subleased property as well as rental income on real estate owned by Bassett, excluding subleases based on a percentage of sales.

2010	$ 4,434
2011	4,480
2012	4,341
2013	3,904
2014	3,197
Thereafter	4,094
	$24,450

Real estate expense (including lease costs, depreciation, insurance, and taxes), net of rental income, was $434 in 2009, $1,487 in 2008, and $838 in 2007 and is reflected in other expense, net in the accompanying consolidated statements of operations.

(In thousands, except share and per share data)

Guarantees

As part of the strategy for our store program, we have guaranteed certain lease obligations and real estate loan obligations of licensee operators. Lease guarantees range from one to ten years. The guarantee party is generally required to make periodic fee payments to us in exchange for the guarantee. We were contingently liable under licensee lease obligation guarantees in the amount of $9,822 and $11,605 at November 28, 2009 and November 29, 2008, respectively.

We have also guaranteed loans of certain of our BFD dealers to finance initial inventory packages for those stores. Loan guarantees have three year terms, are collateralized by the inventory and generally carry a personal guarantee of the independent dealer. The total contingent liability with respect to these loan guarantees as of November 28, 2009, and November 29, 2008, was $4,998 and $7,869, respectively.

In the event of default by an independent dealer under the guaranteed lease or loan, we believe that the risk of loss is mitigated through a combination of options that include, but are not limited to, arranging for a replacement dealer, liquidating the collateral, and pursuing payment under the personal guarantees of the independent dealer. The proceeds of the above options are estimated to cover the maximum amount of our future payments under the guarantee obligations, net of reserves. The fair value of guarantees at November 28, 2009 and November 29, 2008, were $3,366 and $2,005, respectively, and are recorded in accrued liabilities and other long-term liabilities in the accompanying consolidated balance sheets. The inputs into these fair value calculations reflect our market assumptions and are not observable. Consequently, the inputs are considered to be Level III as specified in the fair value hierarchy in ASC 820, *Fair Value Measurements and Disclosures*, see Note 8.

19. Earnings Per Share

The following table sets forth the computation of basic and diluted loss per share:

	2009	2008	2007
Numerator:			
Net loss	$ (22,699)	$ (40,355)	$ (9,910)
Denominator:			
Denominator for basic loss per share—weighted average shares	11,395,789	11,663,857	11,810,055
Effect of dilutive securities	—	—	—
Denominator for diluted loss per share—weighted average shares and assumed conversions	11,395,789	11,663,857	11,810,055
Basic loss per share:			
Net loss per share—basic	$ (1.99)	$ (3.46)	$ (0.84)
Diluted loss per share:			
Net loss per share—diluted	$ (1.99)	$ (3.46)	$ (0.84)

Options to purchase 1,047,638, 1,231,638 and 1,490,685 shares of common stock in fiscal 2009, 2008, and 2007, respectively, were not included in the computation of diluted earnings per share because the effect of including the options in the computation would have been antidilutive.

20. Segment Information

We have strategically aligned our business into three reportable segments as defined in ASC 280, *Segment Reporting*, and as described below:

- **Wholesale.** The wholesale home furnishings segment is involved principally in the design, manufacture, sourcing, sale and distribution of furniture products to a network of Bassett stores (licensee-owned stores and Company-owned retail stores) and independent furniture retailers. Our wholesale segment includes our wood and upholstery operations as well as all corporate selling, general and administrative expenses, including those corporate expenses related to both Company- and licensee-owned stores.
- **Retail—Company-owned Stores.** Our retail segment consists of Company-owned BFD stores and includes the revenues, expenses, assets and liabilities (including real estate) and capital expenditures directly related to these stores.
- **Investments and Real Estate.** Our investments and real estate segment consists of our investments in the Alternative Asset Fund, marketable securities investments, distributions in excess of affiliate earnings, primarily IHFC, and retail real estate related to licensee stores. Our equity investment in IHFC is not included in the identifiable assets of this segment since it has a negative book value and is therefore included in the long-term liabilities section of our consolidated balance sheet. See Note 11 for a further discussion of IHFC.

Inter-Company net sales elimination represents the elimination of wholesale sales to our Company-owned BFD stores. Inter-company income elimination represents the embedded wholesale profit in the Company-owned store inventory that has not been realized. These profits will be recorded when merchandise is delivered to the retail consumer.

(In thousands, except share and per share data)

The following table presents segment information for each of the last three fiscal years:

	2009	2008	2007
Net Sales			
Wholesale	$179,534	$242,094	$247,676
Retail	105,378	97,176	89,837
Inter-company elimination	(52,190)	(50,972)	(42,129)
Consolidated	$232,722	$288,298	$295,384
Income (loss) from Operations			
Wholesale	$ (9,100)	$ (3,105)	$ (964)
Retail	(8,131)	(10,306)	(11,326)
Inter-company elimination	1,077	(35)	234
Income from CDSOA	1,627	2,122	2,135
Restructuring, asset impairment charges and unusual gains, net			
Wholesale	(2,028)	(2,446)	(4,569)
Retail	(959)	(624)	(975)
Proxy defense costs	—	(1,418)	—
Lease exit costs	(2,434)	(642)	(2,297)
LRG settlement and debt restructuring	—	—	(2,154)
Consolidated loss from operations	$ (19,948)	$ (16,454)	$ (19,916)
Depreciation and Amortization			
Wholesale	$ 2,633	$ 4,008	$ 5,570
Retail	2,730	2,383	1,706
Investments/real estate	1,241	1,698	1,813
Consolidated	$ 6,604	$ 8,089	$ 9,089
Capital Expenditures			
Wholesale	$ 486	$ 893	$ 1,818
Retail	608	3,809	3,619
Investments/real estate	2	858	482
Consolidated	$ 1,096	$ 5,560	$ 5,919
Identifiable Assets			
Wholesale	$119,475	$126,619	$149,627
Retail	53,030	53,775	52,624
Investments/real estate	43,724	64,648	108,452
Consolidated	$216,229	$245,042	$310,703

A breakdown of wholesale sales by product category for each of the last three fiscal years is provided below:

	2009	2008	2007
Wood	50%	54%	56%
Upholstery	50%	46%	44%

(In thousands, except share and per share data)

21. Quarterly Results of Operations (unaudited)

	2009			
	First Quarter (1)	Second Quarter (2)	Third Quarter (3)	Fourth Quarter (4)
Net sales	$ 57,811	$57,718	$57,670	$ 59,523
Gross profit	24,143	25,033	25,986	27,678
Net income (loss)	(11,963)	(9,856)	(3,446)	2,566
Basic earnings (loss) per share	(1.05)	(0.87)	(0.30)	0.22
Diluted earnings (loss) per share	(1.05)	(0.87)	(0.30)	0.22

	2008			
	First Quarter (5)	Second Quarter (6)	Third Quarter (7)	Fourth Quarter (8)
Net sales	$ 81,599	$74,862	$70,159	$ 61,678
Gross profit	32,627	29,518	28,054	24,700
Net income (loss)	518	(391)	(2,652)	(37,830)
Basic earnings (loss) per share	0.04	(0.03)	(0.23)	(3.24)
Diluted earnings (loss) per share	0.04	(0.03)	(0.23)	(3.24)

(1) Includes a $1,255 charge for the other than temporary impairment of our marketable securities portfolio. See Note 8 for further details. See Note 2 regarding the effects of additional charges pertaining to a restatement of the quarter ended February 28, 2009.

(2) Includes $1,068 of impairment charges and lease exit charges of $285 related to the closure of two retail stores and the retail office. See Note 16 for further details.

(3) Includes $1,777 of lease exit costs associated with the closure of two retail stores. See note 16 for further details.

(4) Includes $1,067 of impairment, severance and other restructuring costs associated with the closure of our fiberboard manufacturing facility, $372 of additional lease termination costs resulting from revisions to previous estimates, a $532 charge related to the impairment of goodwill, and $1,627 of income associated with the Continued Dumping & Subsidy Offset Act. See Notes 9 and 16 for further details.

(5) Includes 14 weeks as fiscal 2008 consists of 53 weeks.

(6) Includes $1,418 for costs associated with the proxy contest with Costa Brava Partnership III L.P., a $384 impairment charge associated with the closure of a corporate retail store and a $1,342 gain on the sale of our airplane. See Note 16 for further details.

(7) Includes impairment charges of $240 and lease exit charges of $642 related to the closure of a corporate retail store. See Note 16 for further details.

(8) Includes $3,788 of impairment charges for goodwill and other intangibles, a $3,097 charge for the other than temporary impairment of our marketable securities portfolio, a $23,383 tax charge to write-off substantially all of our deferred tax assets and income of $2,122 associated with the Continued Dumping & Subsidy Offset Act. See Notes 8, 9 and 16 for further details.

SELECTED FINANCIAL DATA

(In thousands, except share and per share data)

The selected financial data set forth below for the fiscal years indicated were derived from our audited consolidated financial statements. The information should be read in conjunction with our consolidated financial statements (including the notes thereto) and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this report.

	2009	2008	2007	2006	2005
	(dollar amounts in thousands except for per share data)				
Net sales	$ 232,722	$ 288,298	$ 295,384	$ 328,214	$ 335,207
Cost of sales	$ 129,882	$ 173,399	$ 195,001	$ 225,319	$ 236,843
Operating profit (loss)	$ (19,948)(1)	$ (16,454)(1)	$ (19,916)(1)	$ (466)	$ 5,134
Other income (loss), net	$ (4,505)	$ (6,956)	$ 5,947	$ 6,921	$ 8,061
Income (loss) before income taxes	$ (24,453)	$ (23,410)	$ (13,969)	$ 6,455	$ 13,195
Income tax expense (benefit)	$ (1,754)	$ 16,945	$ (4,059)	$ 1,026	$ 3,381
Net income (loss)	$ (22,699)	$ (40,355)	$ (9,910)	$ 5,429	$ 9,814
Diluted earnings (loss) per share	$ (1.99)	$ (3.46)	$ (0.84)	$ 0.46	$ 0.82
Cash dividends declared	$ —	$ 17,464	$ 9,454	$ 9,449	$ 9,433
Cash dividends per share	$ —	$ 1.50	$ 0.80	$ 0.80	$ 0.80
Total assets	$ 216,229	$ 245,042	$ 310,703	$ 310,223	$ 313,158
Long-term debt	$ 31,953	$ 40,346	$ 28,850	$ 23,522	$ 19,054
Current ratio	2.42 to 1	2.34 to 1	1.96 to 1	2.47 to 1	2.19 to 1
Book value per share	$ 9.63	$ 11.40	$ 16.50	$ 18.24	$ 18.61
Weighted average number of shares	11,395,789	11,663,857	11,810,055	11,808,053	11,785,613

(1) See note 16 to the Consolidated Financial Statements related to restructuring and asset impairment charges recorded in 2009, 2008, and 2007. See also note 9 to the Consolidated Financial Statements, with respect to funds received from the Continued Dumping and Subsidy Offset Act in 2009, 2008 and 2007.

VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

	Balance Beginning of Period	Additions Charged to Cost and Expenses	Deductions (1)	Other	Balance End of Period
For the Year Ended November 24, 2007:					
Reserve deducted from assets to which it applies					
Allowance for doubtful accounts	$ 5,746	$ 3,852	$(1,937)	$ —	$ 7,661
Notes receivable valuation reserves	$ 2,855	$ 917	$(1,155)	$ —	$ 2,617
Lease/Loan guarantee reserves	$ 410	$ 326	$ (308)	$ —	$ 428
Restructuring reserve	$ 29	$ 960	$ (857)	$ —	$ 132
Lease exit costs	$ —	$ 2,360	$ (198)	$ —	$ 2,162
Income tax valuation allowance	$ 1,406	$ (359)	$ —	$ —	$ 1,047
For the Year Ended November 29, 2008:					
Reserve deducted from assets to which it applies					
Allowance for doubtful accounts	$ 7,661	$ 9,869	$(5,896)	$(3,647)(2)	$ 7,987
Notes receivable valuation reserves	$ 2,617	$ 1,900	$ (350)	$ 2,429(2)	$ 6,596
Lease/Loan guarantee reserves	$ 428	$ 527	$ (168)	$ 1,218(2)	$ 2,005
Restructuring reserve	$ 132	$ —	$ (132)	$ —	$ —
Lease exit costs	$ 2,162	$ 1,113	$ (950)	$ —	$ 2,325
Income tax valuation allowance	$ 1,047	$23,383	$ —	$ —	$24,430
For the Year Ended November 28, 2009:					
Reserve deducted from assets to which it applies					
Allowance for doubtful accounts	$ 7,987	$ 8,908	$(6,138)	$ —	$10,757
Notes receivable valuation reserves	$ 6,596	$ 5,967	$(3,613)	$ —	$ 8,950
Lease/Loan guarantee reserves	$ 2,005	$ 2,834	$(1,473)	$ —	$ 3,366
Restructuring reserve	$ —	$ 902	$ (367)	$ —	$ 535
Lease exit costs	$ 2,325	$ 2,882	$(1,708)	$ —	$ 3,499
Income tax valuation allowance	$24,430	$ 9,553	$ —	$ (980)(3)	$33,003

(1) Deductions are for the purpose for which the reserve was created.

(2) Represents reclass of the allowance for doubtful accounts to notes receivable valuation reserves and lease/loan guarantee reserves.

(3) Represents reserve reduction recorded as part of accumulated other comprehensive income (loss).

STOCKHOLDER RETURN PERFORMANCE GRAPH

Presented below is a line graph comparing the yearly percentage change in the cumulative total stockholder return on the Company's Common Stock against the cumulative total return of the Standard & Poor's 500 Index and the Company's peer group, The Company's peer group consists of Chromcraft Revington Inc., Design Within Reach, Inc., Ethan Allen Interiors, Inc., Flexsteel Industries, Inc., Furniture Brands International, Inc., Haverty Furniture Companies, Inc., Hooker Furniture Corporation, Jennifer Convertibles, Inc., La-Z Boy Incorporated and Stanley Furniture Company, Inc. This graph assumes that $100 was invested on November 29, 2004 in the Company's Common Stock, the S&P Index and the two peer groups and that any dividends received were invested.


COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN
AMONG BASSETT FURNITURE INDUSTRIES,
S&P COMPOSITE INDEX AND PEER GROUP INDEX
DOLLARS
150
125
100
75
50
25
0
2004
2005
2006
2007
2008
2009
BASSETT FURNITURE INDUSTRIES
S&P COMPOSITE INDEX
PEER GROUP INDEX

ASSUMES $100 INVESTED ON NOV. 28, 2004
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING NOV. 28, 2009

Management's Report of Internal Control over Financial Reporting

As of the end of the period covered by this Annual Report, our principal executive officer and principal financial officer have evaluated the effectiveness of our "disclosure controls and procedures" ("Disclosure Controls"). Disclosure Controls, as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are procedures that are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Exchange Act, such as this Annual Report, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure Controls are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including the CEO and CAO, as appropriate to allow timely decisions regarding required disclosure. Our management, including the CEO and CAO, does not expect that our Disclosure Controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Based upon their controls evaluation, our CEO and CAO have concluded that our Disclosure Controls are effective at a reasonable assurance level.

We are responsible for establishing and maintaining adequate internal control over financial reporting in accordance with Exchange Act Rule 13a-15. With the participation of our Chief Executive Officer and Chief Accounting Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of November 28, 2009 based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of November 28, 2009, based on those criteria. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Bassett Furniture Industries, Inc
Bassett, Virginia
February 11, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Bassett Furniture Industries, Incorporated:

We have audited the accompanying consolidated balance sheets of Bassett Furniture Industries, Incorporated and subsidiaries as of November 28, 2009 and November 29, 2008, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended November 28, 2009. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits. The financial statements of International Home Furnishings Center, Inc. (a corporation in which the Company has a 47% interest), have been audited by other auditors whose report has been furnished to us, and our opinion on the consolidated financial statements, insofar as it relates to the amounts included for International Home Furnishings Center, Inc., is based solely on the report of the other auditors. In the consolidated financial statements, the Company's investment in International Home Furnishings Center, Inc. is stated at $(10,954,000) and $(11,910,000), respectively, at November 28, 2009 and November 29, 2008, and the Company's equity in the net income of International Home Furnishings Center, Inc. is stated at $4,705,000, $6,424,000, and $6,316,000 for each of the three years in the period ended November 28, 2009.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bassett Furniture Industries, Incorporated and subsidiaries at November 28, 2009 and November 29, 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended November 28, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Ernst + Young LLP

Greensboro, North Carolina
February 11, 2010

BOARD OF DIRECTORS

PAUL FULTON
Chairman of the Board
Bassett Furniture Industries, Inc.

ROBERT H. SPILMAN, JR.
President and Chief Executive Officer
Bassett Furniture Industries, Inc.

PETER W. BROWN, M.D.
Partner
Virginia Surgical Associates

HOWARD H. HAWORTH
Retired President
Drexel Heritage Furnishings

GEORGE W. HENDERSON, III
Former Chairman and CEO
Burlington Industries, Inc.

KRISTINA K. HERBIG
Chief Financial Officer
Eddie V's Restaurants, Inc.

DALE C. POND
Retired Senior Executive Vice President
Merchandising and Marketing
Lowe's Companies, Inc.

WILLIAM C. WAMPLER, JR.
Member
Senate of Virginia

WILLIAM C. WARDEN, JR.
Private Investor

OFFICERS

ROBERT H. SPILMAN, JR.
President and Chief Executive Officer

JOHN E. BASSETT, III
Senior Vice President, Wood

JASON W. CAMP
Senior Vice President, Retail

MARK S. JORDAN
Senior Vice President, Upholstery

J. MICHAEL DANIEL
Vice President, Chief Accounting Officer

JAY R. HERVEY
Vice President, Secretary and General Counsel

MATTHEW S. JOHNSON
Vice President, Product Development

INVESTOR INFORMATION

INTERNET SITE

Our site on the Internet has been updated recently and is filled with information about Bassett Furniture, including this annual report, detailed financial information and updates, information about our home furnishings products, and a dealer locator of Bassett stores and other stores that feature Bassett products. Visit us at bassettfurniture.com.

FORWARD LOOKING STATEMENTS

This Annual Report contains forward-looking statements as defined in the Private Securities Litigation and Reform Act of 1995 and within the meaning of Sections 27A of the Securities Exchange Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used in this Annual Report the words "hope," "believe," "expect," "plan" or "planned," "intend," "anticipate," "potential" and similar expressions are intended to identify forward-looking statements. Readers are cautioned against placing undue reliance on these statements. Such statements, including but not limited to those regarding increases in sales, growth in the number of Bassett stores, improving gross margins, growth in earnings per share, changes in capital structure, the operating performance of licensed Bassett stores, and other Company-owned stores, are based upon management's beliefs, as well as assumptions made by and information currently available to management, and involve various risks and uncertainties, certain of which are beyond the Company's control. The Company's actual results could differ materially from those expressed in any forward-looking statement made by or on behalf of the Company.

If the Company does not attain its goals, its business and results of operations might be adversely affected. For a discussion of factors that may impair the Company's ability to achieve its goals, please see the cautionary statements in the Management's Discussion and Analysis section of this Annual Report.

CORPORATE INFORMATION AND INVESTOR INQUIRIES

Our annual report and proxy statement together contain much of the information presented in the Form 10-K report filed with the Securities and Exchange Commission. Individuals who wish to receive the Form 10-K or other corporate literature should visit our website at bassettfurniture.com or contact Investor Relations, at 276.629.6000.

TRANSFER AGENT - STOCKHOLDER INQUIRIES

Stockholders with inquiries relating to stockholder records, stock transfers, change of ownership, change of address or dividend payments should write to:
American Stock Transfer & Trust Co.
59 Maiden Lane
New York, NY 10038
800-829-8432

ANNUAL MEETING

The Bassett Annual Meeting of Shareholders will be held Wednesday, April 14, 2010, at 10:00 a.m. EST at the Company's headquarters in Bassett, Va.

MARKET AND DIVIDEND INFORMATION

Bassett's common stock trades on the NASDAQ national market system under the symbol "BSET." We had approximately 1,000 registered stockholders on November 28, 2009. The range of per share amounts for the high and low market prices and dividends declared for the last two fiscal years are listed below:

	MARKET PRICES OF COMMON STOCK				DIVIDENDS DECLARED	
Quarter	2009		2008		2009	2008
	HIGH	LOW	HIGH	LOW		
First	$4.35	$0.96	$13.19	$8.55	-	$0.200
Second	2.75	0.62	13.41	10.00	-	0.225
Third	4.97	1.76	12.21	9.73	-	0.975
Fourth	5.10	3.37	11.00	3.10	-	0.100

Bassett®

bassettfurniture.com

BASSETT, VIRGINIA

NASDAQ: BSET